VILLAGE BANK AND
TRUST FINANCIAL CORP.

VILLAGE
BANK

You're a neighbor, not a number.

2005 ANNUAL REPORT



It is said that by flying in a "V" formation, a flock of geese adds at least 71% greater flying range than if each bird flew on its own. Quite similarly, people who are part of a team and share a common direction will get where they are going quicker and easier because they are traveling on the trust of one another and lift each other up along the way.

This is our philosophy at Village Bank. By helping each other as a team, we are able to provide you with the ultimate customer experience. The Village Bank spirit is contagious, which I'm sure you'll agree when you step into any of our locations.

How can we help you today, neighbor?



2005 Annual Report

To our Shareholders:

We are pleased to present you with the 2005 Annual Report of Village Bank and Trust Financial Corp. Our Company experienced an extraordinarily good year in 2005. The Board of Directors and Senior Management of Village Bank and Trust Financial Corp. are dedicated to build on this past year's results as we continue to maintain our focus and strive to increase shareholder value.

Our goal is to be central Virginia's most sought after community financial institution.

Performance last year enabled us to exceed all of our budget projections while we continued our quest to develop the Village Bank brand as one of signifying character, credibility and respect. Our progress in this endeavor is becoming more evident. Our company was named Chesterfield County's "Business of the Year" for 2005 at the annual awards banquet of the Chamber of Commerce. This accomplishment provides tangible, measurable results towards our steadfast goal of becoming the very best "Community Financial Institution" in our region.



Thomas W. Winfree, President and Chief Executive Officer and Craig D. Bell, Chairman of the Board

This past year our Bank's assets grew from $160 million at December 31, 2004 to $215 million at the end of 2005, a 34% growth rate. Indeed, 2005 marked a period of successful results for Village Bank. During the year we opened our new "Brandermill" branch, renovated and opened our "Courthouse" branch, and completed all necessary preparations and approvals for our "Robious at the Belvedere" branch. Additionally, we realized our first presence in the West End of Richmond with the establishment of a branch office of our Village Bank Mortgage Corporation. The West End mortgage company office also houses several of the Bank's commercial loan officers who are progressively expanding the Bank's presence on the "Northside" of the James River by making loans in the area. The West End of Richmond is where the Bank next intends to expand.

34%
GROWTH RATE

We reported record net income of $1,231,000, a 36% increase in diluted earnings per share. Because 2004's net income benefited from a tax credit of $339,000, the comparison of 2005 to 2004 is even more dramatic. On a pretax basis, we earned $1,699,000 in 2005 compared to



Follow any river and you'll find one consistent architectural element; a bed of stones.
These stones become an element of support and direction, without which the river would simply run in disarray.

Village Bank is all about maintaining consistency through all areas of our expertise. From customer service and new product development, to community involvement and leadership; our direction, our Village Pride, is guided by our strongest architectural foundation, our 'stones', so to speak—our employees.



$522,000 in 2004, an increase of 225%; an impressive improvement in earnings. The market must have realized our performance success as our stock rallied at the news of our earnings by reaching a $14.50 per share 52-week high before settling in at around $14.00 per share after January 2006. For the year ended December 31, 2005, our return on average equity was 7.50% and our return on average assets was 0.67%.

We believe the above ratios are impressive when taking into consideration our commitment toward achieving significant expansion and growth. Strategically, the Board of Directors adopted a goal to seek growth during our adolescent years of operations at the expense of current earnings. We believe such an approach will enable our earnings to expand more significantly once we achieve a more balanced "critical mass" in the central Virginia marketplace.

Your Company's regulatory capital position remains strong at 12.23% capital to assets; although our continued growth plans and regulatory pressures indicate that additional capital will be desirable during 2006. Currently, community banks like Village Bank are in a favorable market to raise new capital.

During 2005 our loans grew by $36.3 million and now stand at year end at $170.4 million, an industry enviable 91.3% loan to deposit ratio. Also impressive is the growth in deposits of $46.7 million we experienced in 2005; our total year end deposits increased from $140.0 million at the end of 2004 to $186.7 million. This remarkable performance demonstrates the capabilities of our talented employees and officers who work together as a team of consummate financial professionals committed to the success of your Company.

We continue to believe our people are the best and brightest in the industry and remain our strength. Throughout 2005 we continued to expand our team, bringing our current total number of associates to 106. Your Board and management continue to be grateful in our ability to attract and retain the best talented team of employees possible. This objective ensures the support on our pledge to provide guaranteed high levels of customer service with an emphasis on personal and responsive service.

We are investing for growth and service. We are investing to expand our core geographic footprint and enhance our business products to drive future revenue growth. During the past year we focused on enhanced technology, recruiting, and customer service. Our strategic planning goals dictate that we now move into the phase of our plan whereby we begin to establish ourselves as a significant "Richmond Metropolitan Area" financial institution. We will open our first West End Richmond bank branch in May 2006 at the Willow Lawn Shopping Center on Willow Lawn Drive, within sight of Broad Street. We feel this new branch will be one of the best possible locations for us to begin our expansion into the West End market of Richmond. Additionally, we will begin construction later in 2006 on another West End location to be situated in the Forest Office Park complex on Three Chopt Road (Henrico County). We also have approval from our bank regulatory agencies to construct a bank branch office in Powhatan County at the South Creek shopping complex on Route 60, just East of Flat Rock, Virginia. If all goes according to plan, your Bank should have opened ten bank branch facilities by the end of 2006. We remain disciplined in our branch expansion activities and focus only on those locations we believe will enhance revenue growth and operating efficiencies to build a more competitive advantage over other banks in our marketplace.

We now move to establish ourselves as a significant "Richmond Metropolitan Area" financial institution.

Another positive performance area for our company during 2005 was demonstrated by our subsidiary, Village Bank Mortgage Corporation. During the year our mortgage company generated $81.4 million in residential loans. This production created a net income of $127,000 for 2005. The new West End mortgage office should achieve profitability in 2006 and enhance the overall performance of the mortgage company. We are cautiously optimistic that the residential mortgage business will remain strong in our area in light of recent higher interest rates and the tightened economic environment.

As we do with each annual report to you, we would like to thank our colleagues who comprise the Village Bank family for their dedication, hard work and commitment to our financial institution. Our employees play a tremendous role in the communities we serve.

The strength of a village is defined by the relationship and camaraderie of its neighbors. When the residents inspire a sense of community, their only goal is the success and prosperity of the Village itself.

We see our neighbors as the community we serve. From helping business owners begin a prosperous career to contributing to a charity, we focus on one goal—the success and prosperity of our community.

Last year, the Village Bank Annual Make-A-Wish Golf Tournament raised over $30,000. The 2006 tournament will set our sites on $40,000.

We are tireless in our efforts to support what will inspire and nurture our community.

In closing, please remember all those who place their lives in harm's way both here and abroad in order to protect us and help maintain our precious freedoms. We also express a heartfelt gratitude to our customers and our stockholders for their continued support and business. We invite each of our shareholders to continue to take advantage of the wide array of financial products and services we offer by bringing all of your business to us and by recommending Village Bank and its affiliates to your relatives, friends and neighbors. We thank you for your continued support, which has, and will continue in the future to contribute to our growth and increase in performance. We will continue to strive to achieve our very best to warrant your commitment to our financial institution.

Thank you!

Craig D. Bell
Chairman of the Board

Thomas W. Winfree
Chief Executive Officer and President

Financial Highlights:

	2005	2004	2003	2002	2001
		(Dollars in thousands except per share data)			
For the year					
Net interest income	**$7,048**	$4,881	$3,124	$1,888	$1,176
Noninterest income	**2,890**	1,759	1,434	291	587
Noninterest expense	**7,778**	5,585	4,090	2,196	1,686
Net income (loss)	**1,231**	862	69	(330)	(118)
Per common share					
Book value	**$9.25**	$8.51	$7.94	$7.94	$8.12
Net income (loss)					
Basic	**0.68**	0.50	0.04	(0.32)	(0.13)
Diluted	**0.61**	0.45	0.04	(0.32)	(0.13)
At year-end					
Total assets	**$214,975**	$160,305	$115,060	$80,294	$50,652
Total loans, net of unearned income	**172,378**	135,676	92,660	50,351	30,536
Total deposits	**186,753**	140,027	96,323	64,588	41,629
Total stockholders' equity	**17,152**	14,985	13,590	13,469	7,150

Total Assets



Dollars in Millions
0
50
100
150
200
$50.7
$80.3
$115.1
$160.3
$215.0
2001
2002
2003
2004
2005

Total Loans



Dollars in Millions
0
50
100
150
$30.5
$50.4
$92.7
$135.7
$172.4
2001
2002
2003
2004
2005

Total Deposits



Dollars in Millions
0
50
100
150
200
$41.6
$64.6
$96.3
$140.0
$186.8
2001
2002
2003
2004
2005

Net Interest Income



Dollars in Millions
0
2
4
6
$1.2
$1.9
$3.1
$4.9
$7.0
2001
2002
2003
2004
2005

Selected Financial Information:

	2005	2004	2003	2002	2001
Statement of Operations Data					
Interest income	**$11,925,133**	$7,649,567	$5,127,125	$3,633,304	$3,022,540
Interest expense	**4,877,376**	2,768,841	2,003,197	1,744,882	1,846,375
Net interest income	**7,047,757**	4,880,726	3,123,928	1,888,422	1,176,165
Provision for loan losses	**460,861**	532,630	399,000	313,000	194,500
Noninterest income	**2,890,316**	1,759,408	1,434,073	290,751	586,729
Noninterest expense	**7,778,004**	5,585,270	4,090,176	2,196,499	1,685,907
Income tax expense (benefit)	**468,025**	(339,309)	-	-	-
	$1,231,183	$861,543	$68,825	$(330,326)	$(117,513)
Per Share Data					
Earnings (loss) per share - basic	**$0.68**	$0.50	$0.04	$(0.32)	$(0.13)
Earnings (loss) per share - diluted	**$0.61**	$0.45	$0.04	$(0.32)	$(0.13)
Book value at year-end	**$9.25**	$8.51	$7.94	$7.94	$8.12
Shares outstanding					
At year-end	**1,854,618**	1,761,744	1,710,994	1,697,294	880,094
Average for the year	**1,800,061**	1,724,832	1,698,064	1,088,186	880,094
Statement of Financial Condition Data (at year-end)					
Assets	**$214,974,952**	$160,304,874	$115,059,503	$80,294,230	$50,651,928
Loans, net of unearned income	**172,378,272**	135,676,322	92,660,301	50,350,707	30,535,992
Investment securities	**2,981,903**	5,427,604	8,623,803	22,570,039	17,686,853
Deposits	**186,752,807**	140,027,386	96,322,607	64,587,513	41,629,373
Stockholders' equity	**17,151,893**	14,985,159	13,589,690	13,469,455	7,149,800
Performance Ratios					
Return on average assets	**0.67%**	0.63%	0.07%	(0.52)%	(0.27)%
Return on average equity	**7.50%**	6.14%	0.51%	(3.75)%	(1.54)%
Net interest margin	**4.15%**	3.88%	3.65%	3.13%	2.85%
Efficiency (1)	**78.26%**	84.11%	89.74%	100.80%	95.63%
Loans to deposits	**92.30%**	96.89%	96.20%	77.96%	73.35%
Asset Quality Ratios					
Allowance for loan losses to loans at year-end	**1.12%**	1.12%	1.23%	1.50%	1.50%
Allowance for loan losses to nonaccrual loans	**105.28%**	320.28%	338.63%	153.77%	93.30%
Nonperforming assets to year-end loans	**1.06%**	0.35%	0.36%	0.98%	1.61%
Net charge-offs to average loans	**0.03%**	0.09%	0.08%	0.04%	0.09%

[1] *Efficiency ratio is computed by dividing noninterest expense by the sum of net interest income and noninterest income.*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

**ANNUAL REPORT UNDER SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

**TRANSITION REPORT UNDER SECTION13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

Commission file number 0-50765

VILLAGE BANK AND TRUST FINANCIAL CORP.

(Name of small business issuer in its charter)

Virginia (State or other jurisdiction of incorporation or organization)	**16-1694602** (I.R.S. Employer Identification No.)
1231 Alverser Drive, P.O. Box 330, Midlothian, Virginia (Address of principal executive offices)	**23113** (Zip Code)

Issuer's telephone number **804-897-3900**

Securities registered under Section 12(b) of the Exchange Act:
None

Securities registered under Section 12(g) of the Exchange Act:
Common Stock, $4.00 par value
(Title of class)

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. [ ]

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No__.

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes __ No X

State issuer's revenues for its most recent fiscal year: $14,815,000.

The aggregate market value of common stock held by non-affiliates of the registrant as of March 8, 2006 was approximately $25,997,000.

The number of shares of common stock outstanding as of March 8, 2006 was 1,883,823.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be used in conjunction with the 2006 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-KSB.

Village Bank and Trust Financial Corp.
Form 10-KSB

TABLE OF CONTENTS

PART I

ITEM 1 – DESCRIPTION OF BUSINESS

General

Village Bank and Trust Financial Corp. (the "Company") was organized under the laws of the Commonwealth of Virginia as a bank holding company whose activities consist of investment in its wholly-owned subsidiary, Village Bank (the "Bank"). The Bank opened to the public on December 13, 1999 as a traditional community bank offering deposit and loan services to individuals and businesses in the Richmond, Virginia metropolitan area. During 2003, the Company acquired or formed three wholly owned subsidiaries of the Bank, Village Bank Mortgage Corporation ("Village Mortgage"), a full service mortgage banking company, Village Insurance Agency, Inc. ("Village Insurance"), a full service property and casualty insurance agency, and Village Financial Services Corporation ("Village Financial Services"), a financial services company.

We offer a wide range of banking and related financial services, including checking, savings, certificates of deposit and other depository services, and commercial, real estate and consumer loans. We are a community-oriented and locally managed financial institution focusing on providing a high level of responsive and personalized services to our customers, delivered in the context of a strong direct relationship with our customers. We conduct our operations from our main office/corporate headquarters location in which we have an operating branch and five additional branch offices.

The Company was incorporated in January 2003.

Business Strategy

Our strategies include the following:

- *To be a full service financial services provider enabling us to establish and maintain relationships with our customers.*

- *To attract customers by providing the breadth of products offered by larger banks while maintaining the quick response and personal service of a community bank.* We will continue to look for opportunities to expand our products and services. In our first six years of operation, we have established a diverse product line, including commercial, mortgage and consumer loans as well as a full array of deposit products and services.

- *To increase net income and return to shareholders through continued loan growth, while controlling the cost of our deposits and noninterest expenses.*

- *To expand our branch network to lower our cost of funds and diversify our loan portfolio with retail, consumer and commercial loans.* We believe that branching will help us attract customers of financial institutions that have recently consolidated in our region who desire the personal services of a community bank. We plan to open four new branches in 2006, further expanding our presence in Chesterfield County and establishing a presence in Henrico County. Our ability to open new branches, however, may be affected by such things as availability of building materials, weather conditions, site approval by local government and regulatory approval.

- *To expand our capacity to generate noninterest income through the sale of mortgage loans.* In 2005, we opened a new loan production office in Henrico County which we believe will expand our ability to originate mortgage loans for sale.

- *To continue to emphasize commercial banking products and services.* Small-business commercial customers are a source of prime-based loans and fee income from cash management services, and low cost deposits which we need to fund our growth. We have been able to build a commercial business base because our staff of commercial bankers seeks opportunities to network within the local business community. Significant additional growth in this banking area will depend on expanding our lending staff.

- *To target larger commercial customers.* We plan to seek additional capital through the capital markets to increase our legal lending limit, which currently is approximately $3,000,000. Increasing our legal lending limit will help us accommodate the borrowing needs of larger customers. However, there can be no assurance that we will be successful in seeking additional capital.

Our officers, employees and the directors live and work in our market area. We believe that the existing and future banking market in our community represents an opportunity for locally owned and locally managed community banks. In view of the continuing trend in the financial services industry toward consolidation into larger, sometimes impersonal, statewide, regional and national institutions, the market exists for the personal and customized financial services that an independent, locally owned bank with local decision making can offer. With the flexibility of our smaller size and through an emphasis on relationship banking, including personal attention and service, we can be more responsive to the individual needs of our customers than our larger competitors. As a community oriented and locally managed institution, we make most of our loans in our community and can tailor our services to meet the banking and financial needs of our customers who live and do business in our market.

We provide customers with high quality, responsive and technologically advanced banking services. These services include loans that are priced on a deposit-based relationship, easy access to our decision makers, and quick and innovative action necessary to meet a customer's banking needs.

Location and Market Area

We have focused our operations in Chesterfield County, Virginia, which, despite its potential for business development and population growth, has been underserved by community banks. Chesterfield's resources are very favorable for businesses seeking a profitable and stable environment. The county offers superb commercial and industrial sites, an educated work force, well-designed and developed infrastructure and a competitive tax structure. Chesterfield has been awarded the U.S. Senate Gold Medallion for Productivity and Quality. The county has the highest bond rating from three rating agencies - Standard and Poors, Moody's and Fitch.

Our strategy is to build a strong community banking franchise and branch network in Chesterfield and then expand our franchise into other counties in the Richmond Metropolitan area. In 2005, we opened a loan production office in Henrico County and two of the four retail branches we expect to open in 2006 will be in Henrico County. Both Chesterfield County and Henrico County have seen strong population growth in recent years, and the growth trends are expected to continue. According to the U.S. Census Bureau, the 2000 population of Chesterfield County was 259,903, compared to 209,274 in 1990. The number of households in Chesterfield County climbed from 73,441 in 1990 to 93,772 in 2000. The projected figures for 2010 are a population of 319,000 in 117,500 households. The 2000 population of Henrico County was 262,300 compared to 217,849 in 1990. The number of households in 2000 was 108,121 compared to 89,138 in 1990. The projected figures for Henrico County for 2010 are a population of 291,000 in 122,900 households. These population figures place Henrico and Chesterfield, respectively, as the largest two counties in central Virginia and the third and fourth largest counties in the state.

Residential growth in Chesterfield and Henrico Counties remains strong. For the four quarters ended September 30, 2005, Chesterfield issued 5,372 permits for new single-family homes, and Henrico County issued 4,598. Unemployment percentages for Chesterfield and Henrico for the fourth quarter of 2005 were 2.8% and 3.1%, respectively, well below the national average of 4.7%. Developers continue to locate their planned communities in western Chesterfield County. The Winterpock area of Chesterfield County is expected to see substantial growth over the next six years, with the Deer Run development nearing completion and subdivisions such as Birkdale, Ashbrook, and Bayhill Point continuing their impressive growth. The primary road serving these growing subdivisions is Route 360, and all of these communities are within two miles of our Clover Hill branch. Henrico County has long been a strong bedroom community to Richmond. Many of the metropolitan Richmond area's older upscale housing communities call Henrico home and the western part of Henrico has seen substantial growth in both new business as well as residential communities. The western section of Route 288, the circumferential highway around the Richmond Metropolitan area, was completed in 2004 and significantly improved access to and from Chesterfield County and Henrico County by the surrounding counties.

At December 31, 2005, we had six full service banking offices (including one in our main office), which were staffed by 25 full-time employees. Our senior staff averages more than 25 years of professional or banking experience. Our principal office, which houses our executive officers and loan department, was opened in November 2003 and is located at 1231 Alverser Drive, Midlothian, Virginia 23113. One of our branch facilities is located in this building. Our main telephone number is (804) 897-3900. Our five other branch offices are all located in Chesterfield County. In February 2006, we opened our sixth branch located on Robious Road near Huguenot Road in Chesterfield County. Each branch office has been strategically located to be convenient to business and retail customers in the growth sectors of Chesterfield County. In addition to our branch locations, we opened a loan production office in Henrico County in 2005.

We have plans to open three more branches in 2006 (for a total of four in 2006 including the branch on Robious Road), one in Powhatan County and two in Henrico County. With the substantial growth in Chesterfield and Henrico Counties, we believe that Powhatan County has emerged as the next strong growth area. Powhatan County is the next county west of Chesterfield and offers proximity to many of the same amenities. The opening of any additional banking offices will require prior regulatory approval, which takes into account a number of factors, including, among others, a determination that we have capital in an amount deemed sufficient to warrant additional expansion and a finding that the public interest will be served.

Prominent local newspapers, one regional newspaper, and a number of radio and television stations provide diverse media outlets. The broad exposure of television, print media and radio offers several opportunities to explore effective advertising and public relations avenues for the Company.

Banking Services

We receive deposits, make consumer and commercial loans, and provide other services customarily offered by a commercial banking institution, such as business and personal checking and savings accounts, drive-up windows, and 24-hour automated teller machines. We have not applied for permission to establish a trust department and offer trust services. We are not a member of the Federal Reserve System. Our deposits are insured under the Federal Deposit Insurance Act to the limits provided thereunder.

We offer a full range of short-to-medium term commercial and personal loans. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), business expansion (including acquisition of real estate and improvements) and purchase of equipment and machinery. Consumer loans include secured and unsecured loans for financing automobiles, home improvements, education and personal investments. We also originate fixed and variable rate mortgage loans and real estate construction and acquisition loans. Fixed rate residential loans are usually sold in the secondary mortgage market.

Our lending activities are subject to a variety of lending limits imposed by federal and state law. While differing limits apply in certain circumstances based on the type of loan or the nature of the borrower (including the borrower's relationship to the bank), in general, for loans that are not secured by readily marketable or other permissible collateral, we are subject to a loans-to-one borrower limit of an amount equal to 15% of our capital and surplus. We may voluntarily choose to impose a policy limit on loans to a single borrower that is less than the legal lending limit. We are a member of the Community Bankers' Bank and may participate out portions of loans when loan amounts exceed our legal lending limits or internal lending policies.

Lending Activities

Our primary focus is on making loans to small businesses and consumers in our local market area. In addition, we also provide a wide range of real estate finance services. Our primary lending activities are principally directed to our market area.

Loan Portfolio. The net loan portfolio was $170,447,000 at December 31, 2005, which compares to $134,162,000 at December 31, 2004. The Company has enjoyed strong loan growth the last two years reflecting the strong economy in the market we serve. Loans grew by 47% in 2004 and by 27% in 2005. Our loan customers are generally located in the Richmond metropolitan area.

Commercial Business Lending. Our commercial business lending consists of lines of credit, revolving credit facilities, term loans, equipment loans, stand-by letters of credit and unsecured loans. Commercial loans are written for any business purpose including the financing of plant and equipment, carrying accounts receivable, general working capital, contract administration and acquisition activities. Our client base is diverse, and we do not have a concentration of loans in any specific industry segment. Commercial business loans are generally secured by accounts receivable, equipment, inventory and other collateral such as marketable securities, cash value of life insurance, and time deposits. Commercial business loans have a higher degree of risk than residential mortgage loans, but have higher yields. To manage these risks, we generally obtain appropriate collateral and personal guarantees from the borrower's principal owners and monitor the financial condition of business borrowers. The availability of funds for the repayment of commercial business loans may substantially depend on the success of the business itself. Further, the collateral for commercial business loans may depreciate over time and cannot be appraised with as much precision as residential real estate. All commercial loans we make have recourse under the terms of a promissory note. At December 31, 2005, commercial loans totaled $14,121,000, or 8.2% of the total loan portfolio.

Commercial Real Estate Lending. We finance commercial real estate for our clients and commercial real estate loans represent the largest segment of our loan portfolio. This segment of our loan portfolio became the largest segment in 2004 due to the significant real estate opportunities in our market area. We generally will finance owner-occupied commercial real estate at an 80% loan-to-value ratio or less. In many cases our loan-to-value ratio is less than 80%, which provides us with a higher level of collateral security. Our underwriting policies and procedures focus on the borrower's ability to repay the loan as well as assessment of the underlying real estate. Risks inherent in managing a commercial real estate loan portfolio relate to sudden or gradual drops in property values as well as changes in the economic climate. We attempt to mitigate those risks by carefully underwriting loans of this type as well as following appropriate loan-to-value standards. Commercial real estate loans (generally owner occupied) at December 31, 2005 were $66,274,000, or 38.4% of the total loan portfolio.

Real Estate Construction Lending. This segment of our loan portfolio is predominately residential in nature and comprised of loans with short duration, meaning maturities of twelve months or less. Residential houses under construction and the underlying land for which the loan was obtained secure the construction loans. Construction lending entails significant risks compared with residential mortgage lending. These risks involve larger loan balances concentrated with single borrowers with funds advanced upon the security of the land and home under construction, which is estimated prior to the completion of the home. Thus it is more difficult to evaluate accurately the total loan funds required to complete a project and related loan-to-value ratios. To mitigate these risks we generally limit loan amounts to 80% of appraised values on pre-sold homes and 75% on speculative homes, and obtain first lien positions on the property taken as security. Additionally, we offer real estate construction financing to individuals who have demonstrated the ability to obtain a permanent loan. At December 31, 2005, construction loans total $56,146,000, or 32.5% of the total loan portfolio.

Residential Mortgage Lending. We make permanent residential mortgage loans for inclusion in the loan portfolio. We seek to retain in our portfolio variable rate loans secured by one-to-four-family residences. However, the majority of permanent residential loans are made by the Bank's subsidiary, Village Bank Mortgage, which sells them to investors in the secondary mortgage market on a pre-sold basis. Given the low fixed rate residential loan market in recent years, this allows us to offer this service to our customers without retaining a significant low rate residential loan portfolio which would be detrimental to earnings as interest rates increase. We originate both conforming and non-conforming single-family loans.

Before we make a loan we evaluate both the borrower's ability to make principal and interest payments and the value of the property that will secure the loan. We make first mortgage loans in amounts up to 95% of the appraised value of the underlying real estate. We retain some second mortgage loans secured by property in our market area, as long as the loan-to-value ratio combined with the first mortgage does not exceed 90%. For conventional loans in excess of 80% loan-to-value, private mortgage insurance is required.

Our current one-to-four-family residential adjustable rate mortgage loans have interest rates that adjust every 1, 3 and 5 years, generally in accordance with the rates on comparable U.S. Treasury bills. Our adjustable rate mortgage loans generally limit interest rate increases to 2% each rate adjustment period and have an established ceiling rate at the time the loans are made of up to 6% over the original interest rate. There are risks resulting from increased costs to a borrower as a result of the periodic repricing mechanisms of these loans. Despite the benefits of adjustable rate mortgage loans to our asset/liability management, they pose additional risks, primarily because as interest rates rise, the underlying payments by the borrowers rise, increasing the potential for default. At the same time, the marketability of the underlying property may be adversely affected by higher interest rates. At December 31, 2005, $30,043,000, or 17.4% of our loan portfolio, consisted of residential mortgage loans.

Consumer Installment Lending. We offer various types of secured and unsecured consumer loans. We make consumer loans primarily for personal, family or household purposes as a convenience to our customer base since these loans are not the primary focus of our lending activities. Our general guideline is that a consumer's total debt service should not exceed 40% of the consumer's gross income. Our underwriting standards for consumer loans include making a determination of the applicant's payment history on other debts and an assessment of his or her ability to meet existing obligations and payments on the proposed loan. The stability of an applicant's monthly income may be determined by verification of gross monthly income from primary employment and additionally from any verifiable secondary income. Consumer loans totaled $6,161,000 at December 31, 2005, which was 3.5% of the total loan portfolio.

Loan Commitments and Contingent Liabilities. In the normal course of business, the Company makes various commitments and incurs certain contingent liabilities which are disclosed in the footnotes of our annual financial statements, including commitments to extend credit. At December 31, 2005, undisbursed credit lines, standby letters of credit and commitments to extend credit totaled $85,490,000.

Credit Policies and Administration. The Company has adopted a comprehensive lending policy, which includes stringent underwriting standards for all types of loans. Our lending staff follows pricing guidelines established periodically by our management team. In an effort to manage risk, all credit decisions in excess of the officers' lending authority must be approved prior to funding by a management loan committee and/or a board of directors-level loan committee. Any loans above $2,000,000 require full board of directors' approval. Management believes that it employs experienced lending officers, secures appropriate collateral and carefully monitors the financial conditions of our borrowers and the concentration of such loans in the portfolio.

In addition to the normal repayment risks, all loans in our portfolio are subject to the state of the economy and the related effects on the borrower and/or the real estate market. Generally, longer-term loans have periodic interest rate adjustments and/or call provisions. Our senior management monitors the loan portfolio closely to ensure that past due loans are minimized and that potential problem loans are swiftly dealt with. In addition to the internal business processes employed in the credit administration area, the Company utilizes its internal audit firm to review the loan portfolio. A detailed annual review is performed, with an interim update occurring at least once a year. Results of the report are used to validate our internal loan ratings and to provide independent commentary on specific loans and loan administration activities.

Lending Limit. As of December 31, 2005, our legal lending limit for loans to one borrower was approximately $3,000,000. As part of our risk management strategy, we attempt to participate a portion of our larger loans to other financial institutions. This allows us to maintain customer relationships yet reduce credit exposure and stay within our legal lending limit.

Investments and Funding

We balance our liquidity needs based on loan and deposit growth via the investment portfolio, purchased federal funds, and Federal Home Loan Bank advances. It is our goal to provide adequate liquidity to support our loan growth. Should we have excess liquidity, investments are used to generate positive earnings. In the event deposit growth does not fully support our loan growth, a combination of investment sales, federal funds and Federal Home Loan Bank advances will be used to augment our funding position.

Our investment portfolio is actively monitored and is classified as "available for sale." Under such a classification, investment instruments may be sold as deemed appropriate by management. On a monthly basis, the investment portfolio is marked to market via equity as required by SFAS 115, *Accounting for Certain Investments in Debt and Equity Securities*. Additionally, we use the investment portfolio to balance our asset and liability position. We will invest in fixed rate or floating rate instruments as necessary to reduce our interest rate risk exposure.

For securities classified as available-for-sale securities, the Company will evaluate whether a decline in fair value below the amortized cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is included in earnings. There were no securities at December 31, 2005 where a decline in market value was considered other than temporary.

Competition

We encounter strong competition from other local commercial banks, savings and loan associations, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds and other financial institutions. A number of these competitors are well-established. Competition for loans is keen, and pricing is important. Most of our competitors have substantially greater resources and higher lending limits than ours and offer certain services, such as extensive and established branch networks and trust services, which we do not provide at the present time. Deposit competition also is strong, and we may have to pay higher interest rates to attract deposits. Nationwide banking institutions and their branching have increased competition in our markets, and federal legislation adopted in 1999 allows non-banking companies, such as insurance and investment firms, to establish or acquire banks.

The greater Richmond metropolitan market has experienced several significant mergers or acquisitions involving all four regional banks formerly headquartered in central Virginia over the past fifteen years. Additionally, other larger banks from outside Virginia have acquired local banks. We believe that the Company can capitalize on the recent merger activity and attract customers from those who are dissatisfied with the recently acquired banks.

At June 30, 2005, the latest date such information is available from the FDIC, the Bank's deposit market share in Chesterfield County was 5.20%.

Effect of Adverse Economic Conditions

Our business may be adversely affected by periods of economic slowdown or recession which may be accompanied by decreased demand for consumer credit and declining real estate values. Any material decline in real estate values could have a significant adverse effect on the operations of the Company as 88.2% of our loan portfolio is collateralized by real estate. Declines in real estate values can reduce projected cash flows from commercial properties and the ability of borrowers to use home equity to support borrowings and increase the loan-to-value ratios of loans previously made by us, thereby weakening collateral coverage and increasing the possibility of a loss in the event of default. In addition, delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions.

We anticipate the majority of our depositors will be located in and doing business in the local market and we will lend a substantial portion of our capital and deposits to individuals and business borrowers in this market area. Any factors adversely affecting the economy of this market could, in turn, adversely affect our performance.

Regulation

We are subject to regulations of certain federal and state agencies and receive periodic examinations by those regulatory authorities. As a consequence of the extensive regulation of commercial banking activities, our business is susceptible to being affected by state and federal legislation and regulations.

General. The discussion below is only a summary of the principal laws and regulations that comprise the regulatory framework applicable to us. The descriptions of these laws and regulations, as well as descriptions of laws and regulations contained elsewhere herein, do not purport to be complete and are qualified in their entirety by reference to applicable laws and regulations. In recent years, regulatory compliance by financial institutions such as ours has placed a significant burden on us both in costs and employee time commitment.

Bank Holding Company. The Company is a bank holding company under the Federal Bank Holding Company Act of 1956, as amended, and is subject to supervision and regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and Virginia State Corporation Commission ("SCC"). As a bank holding company, the Company is required to furnish to the Federal Reserve Board an annual report of its operations at the end of each fiscal year and to furnish such additional information as the Federal Reserve Board may require pursuant to the Bank Holding Company Act. The Federal Reserve Board, FDIC and SCC also may conduct examinations of the Company and/or its subsidiary bank.

The Gramm-Leach-Bliley Act of 1999 (the "Act") draws new lines between the types of activities that are financial in nature and permitted for banking organizations, and those activities that are commercial in nature and not permitted. The Act imposes Community Reinvestment requirements on financial service organizations that seek to qualify for the expanded powers to engage in broader financial activities and affiliations with financial companies that are permitted.

The Act allows a financial holding company to own banks, insurance companies and securities firms. A financial holding company is authorized to engage in any activity that is financial in nature, incidental to an activity that is financial in nature, or is a complimentary activity. These activities may include insurance, securities transactions, and traditional banking activities. The Act establishes a consultative and cooperative procedure between the Federal Reserve and the Secretary of the Treasury for purposes of determination as to the scope of activities permitted by the Act.

A bank holding company must satisfy special criteria to qualify for the expanded powers authorized by the Act, including the maintenance of a well-capitalized and well-managed status for all affiliate banks and a satisfactory community reinvestment rating.

Bank Regulation. As a Virginia state-chartered bank that is not a member of the Federal Reserve System, the Bank is subject to regulation, supervision and examination by the SCC's Bureau of Financial Institutions ("BFI"). The Bank is also subject to regulation, supervision and examination by the FDIC. Federal law also governs the activities in which we may engage, the investments we may make and the aggregate amount of loans that may be granted to one borrower. Various consumer and compliance laws and regulations also affect our operations. Earnings are affected by general economic conditions, management policies and the legislative and governmental actions of various regulatory authorities, including those referred to above. The following description summarizes some of the laws to which we are subject. The BFI and the FDIC will conduct regular examinations, reviewing such matters as the adequacy of loan loss reserves, quality of loans and investments, management practices, compliance with laws, and other aspects of their operations. In addition to these regular examinations, we must furnish the FDIC with periodic reports containing a full and accurate statement of our affairs. Supervision, regulation and examination of banks by these agencies are intended primarily for the protection of depositors rather than shareholders.

Insurance of Accounts, Assessments and Regulation by the FDIC. Our deposits are insured by the FDIC up to the limits set forth under applicable law, currently $100,000. Deposits are subject to the deposit insurance assessments of the Bank Insurance Fund ("BIF") of the FDIC. The FDIC is authorized to prohibit any BIF-insured institution from engaging in any activity that the FDIC determines by regulation or order to pose a serious threat to the respective insurance fund. Also, the FDIC may initiate enforcement actions against banks, after first giving the institution's primary regulatory authority an opportunity to take such action. The FDIC may terminate the deposit insurance of any depository institution if it determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed in writing by the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If deposit insurance is terminated, the deposits at the institution at the time of termination, less subsequent withdrawals, shall continue to be insured for a period from six months to two years, as determined by the FDIC. We are aware of no existing circumstances that could result in termination of our deposit insurance.

Capital. The FDIC has issued risk-based and leverage capital guidelines applicable to banking organizations they supervise. Under the risk-based capital requirements, we are generally required to maintain a minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit), of 8%. At least half of the total capital is to be composed of common equity, retained earnings and qualifying perpetual preferred stock, less certain intangibles ("Tier 1 capital"). The remainder may consist of certain subordinated debt, certain hybrid capital instruments and other qualifying preferred stock and a limited amount of the loan loss allowance ("Tier 2 capital" and, together with Tier 1 capital, "total capital"). In addition, each of the Federal bank regulatory agencies has established minimum leverage capital ratio requirements for banking organizations. These requirements provide for a minimum leverage ratio of Tier 1 capital to adjusted average quarterly assets equal to 4% for banks and bank holding companies that meet certain specified criteria. All other banks and bank holding companies will generally be required to maintain a leverage ratio of at least 100 to 200 basis points above the stated minimum. The risk-based capital standards of the FDIC explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution's ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution's overall capital adequacy. The capital guidelines also provide that an institution's exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a bank's capital adequacy.

Other Safety and Soundness Regulations. There are a number of obligations and restrictions imposed on depository institutions by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance funds in the event the depository institution becomes in danger of default or is in default. The Federal banking agencies also have broad powers under current Federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institution in question is well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized or critically undercapitalized, as defined by the law. Federal regulatory authorities also have broad enforcement powers over us, including the power to impose fines and other civil and criminal penalties, and to appoint a receiver in order to conserve the assets of any such institution for the benefit of depositors and other creditors.

Loans-to-One Borrower. Under applicable laws and regulations the amount of loans and extensions of credit which may be extended by a bank to any one borrower, including related entities, generally may not exceed 15% of the unimpaired capital and unimpaired surplus of the institution. Loans in an amount equal to an additional 10% of unimpaired capital and unimpaired surplus also may be made to a borrower if the loans are fully secured by readily marketable securities. An institution's "unimpaired capital and unimpaired surplus" includes, among other things, the amount of its core capital and supplementary capital included in its total capital under Federal regulations.

Community Reinvestment. The requirements of the Community Reinvestment Act ("CRA") are applicable to the Company. The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. A financial institution's efforts in meeting community credit needs currently are evaluated as part of the examination process pursuant to 12 assessment factors. These factors also are considered in evaluating mergers, acquisitions and applications to open a branch or facility.

Economic and Monetary Policies. Our operations are affected not only by general economic conditions, but also by the economic and monetary policies of various regulatory authorities. In particular, the Federal Reserve regulates money, credit and interest rates in order to influence general economic conditions. These policies have a significant influence on overall growth and distribution of loans, investments and deposits and affect interest rates charged on loans or paid for time and savings deposits. Federal Reserve monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.

Employees

As of December 31, 2005, the Company and its subsidiaries had a total of 86 full-time employees and 15 part-time employees. None of the Company's employees are covered by a collective bargaining agreement. The Company considers its relations with its employees to be good.

Dependence on Key Personnel

Our growth and development to date have been largely dependent upon the services of Thomas W. Winfree, President and Chief Executive Officer, Jack M. Robeson, Senior Vice President/Lending, Raymond E. Sanders, Senior Vice President and Chief Operations Officer, and C. Harril Whitehurst, Jr., Senior Vice President and Chief Financial Officer. The loss of the services for Messrs. Winfree, Robeson, Sanders or Whitehurst for any reason could have a material adverse effect on the Company.

Control by Certain Shareholders

The Company has one shareholder who owns 8.87% of its outstanding Common Stock. As a group, the Board of Directors and the Company's Executive Officers control 29.53% of the outstanding Common Stock of the Company. Accordingly, such persons, if they were to act in concert, would not have majority control of the Bank and would not have the ability to approve certain fundamental corporate transactions or the election of the Board of Directors.

ITEM 2 – DESCRIPTION OF PROPERTY

Our executive and administrative offices are located at 1231 Alverser Drive, Midlothian, Virginia. We opened this office in November 2003. This office also houses our loan department and one of our branch operations. The building, which we own and which has been substantially renovated to meet our needs, is a two-story brick structure consisting of approximately 8,200 square feet. The cost of this building, including renovations, amounted to $1,046,000.

Our largest branch office is located at 13531 Midlothian Turnpike, Midlothian, Virginia. This was our initial office location and also housed our executive and administrative offices until the opening of the operations center on Alverser Drive. The building, which has been substantially renovated, is a two-story brick structure with a basement, consisting of approximately 3,500 square feet. It has six teller stations, three drive-up lanes and a drive-up ATM and night depository. Prior to December 31, 2002, this building was leased. It was purchased from our landlord on December 31, 2002 for $1,713,000.

We have a branch office at 6736 Southshore Drive at Route 360 (Hull Street Road), in Chesterfield County. The building is a one-story brick structure consisting of approximately 2,400 square feet. The branch location was purchased in June 2002 from Branch Bank & Trust for $1,384,000. It has four teller stations, two drive-up lanes and a drive-up ATM and night depository.

We opened a third branch location at 4221 West Hundred Road, Chester, Virginia in April 2003. The building is a one-story brick structure with a basement consisting of approximately 1,800 square feet. The branch is being leased for a term of five years commencing April 1, 2003 and ending March 31, 2008 for total lease payments of approximately $186,000 over the life of the lease. We have renewal options for two five year periods subsequent to the initial term. It has four teller stations, one drive-up lane and a drive-up ATM and night depository.

We opened our fourth branch at 13521 Waterford Place, in Chesterfield County, in October 2004 utilizing a mobile manufactured building which we purchased in April 2004 for $46,000. The permanent branch building, a one-story brick structure consisting of approximately 2,500 square feet, was completed in June 2005 and cost $646,000. It has three teller stations, two drive-up lanes and a drive-up ATM and night depository.

Our fifth branch, located at 6551 Centralia Road, in Chesterfield County, was opened in November 2005. The building is a one-story brick structure consisting of approximately 2,900 square feet. The branch is being leased for a term of eight years commencing November 19, 2005 and ending November 30, 2013 for total lease payments of approximately $672,000 over the life of the lease. It has five teller stations, two drive-up lanes and a drive-up ATM and night depository.

Our properties are maintained in good operating condition and are suitable and adequate for our operational needs.

ITEM 3 – LEGAL PROCEEDINGS

In the course of its operations, the Company may become a party to legal proceedings. There are no material pending legal proceedings to which the Company is a party or of which the property of the Company is subject.

ITEM 4 – SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II

ITEM 5 – MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Price of and Cash Dividends on the Company's Common Equity

Shares of the Company's Common Stock trade on the Nasdaq Capital Market (formerly known as the Nasdaq SmallCap Market) under the symbol "VBFC". The high and low trade prices of shares of the Company's Common Stock for the periods indicated were as follows:

	High	Low
2004		
1st quarter	$ 13.00	$ 10.96
2nd quarter	12.96	11.00
3rd quarter	12.75	11.39
4th quarter	12.25	11.25
2005		
1st quarter	$ 11.99	$ 11.00
2nd quarter	14.04	11.09
3rd quarter	13.00	12.50
4th quarter	13.75	12.75

At March 8, 2006, there were approximately 1,022 holders of record of Common Stock.

The Company has not paid any dividends on its Common Stock. We intend to retain all of our earnings to finance the Company's operations and we do not anticipate paying cash dividends for the foreseeable future. Any decision made by the Board of Directors to declare dividends in the future will depend on the Company's future earnings, capital requirements, financial condition and other factors deemed relevant by the Board. Banking regulations limit the amount of cash dividends that may be paid without prior approval of the Bank's regulatory agencies. Such dividends are limited to the lesser of the Bank's retained earnings or the net income of the previous two years combined with the current year net income.

The Company did not repurchase any of its Common Stock during the fourth quarter of 2005.

ITEM 6 - MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Forward-looking statements

Certain information contained in this discussion may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are generally identified by phrases such as "we expect," "we believe" or words of similar import. Such forward-looking statements involve known and unknown risks including, but not limited to, the following factors:

- interest rate fluctuations;
- risk inherent in making loans such as repayment risks and fluctuating collateral values;
- with a concentration of loans in the Richmond metropolitan area, a substantial portion of the Company's debtors' ability to honor their contracts and the Company's ability to realize the value of any underlying collateral, if needed, is influenced by the economic conditions in this market area;
- the ability to continue to attract low cost core deposits to fund asset growth;
- changes in general economic and business conditions;
- changes in laws and regulations applicable to us;
- competition within and from outside the banking industry;
- the ability to successfully manage the Company's growth or implement its growth strategies if it is unable to identify attractive markets, locations or opportunities to expand in the future;
- maintaining capital levels adequate to support the Company's growth;
- reliance on the Company's management team, including its ability to attract and retain key personnel;
- new products and services in the banking industry;
- problems with our technology, and
- changing trends in customer profiles and behavior.

Although we believe that our expectations with respect to the forward-looking statements are based upon reliable assumptions within the bounds of our knowledge of our business and operations, there can be no assurance that actual results, performance or achievements of the Company will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

General

The Company is the holding company of and successor to the Bank. Effective April 30, 2004, the Company acquired all of the outstanding stock of the Bank in a statutory share exchange transaction (the "Share Exchange") pursuant to an Agreement and Plan of Reorganization, dated January 28, 2003, between the Company and the Bank (the "Agreement"). The Agreement was approved by the shareholders of the Bank at the annual meeting of shareholders held on April 22, 2003. Under the terms of the Agreement, the shares of the Bank's common stock were exchanged for shares of the Company's common stock, par value $4.00 per share ("Common Stock"), on a one-for-one basis. As a result, the Bank became a wholly owned subsidiary of the Company, the Company became the holding company for the Bank and the shareholders of the Bank became shareholders of the Company. All references to the Company in this annual report for dates or periods prior to April 30, 2004 are references to the Bank.

The Company was organized under the laws of the Commonwealth of Virginia to engage in commercial and retail banking. The Company opened to the public on December 13, 1999 as a traditional community bank offering deposit and loan services to individuals and businesses in the Richmond, Virginia metropolitan area. During 2003, the Company acquired or formed three wholly owned subsidiaries of the Bank, Village Bank Mortgage Corporation ("Village Bank Mortgage"), a full service mortgage banking company, Village Insurance Agency, Inc. ("Village Insurance"), a full service property and casualty insurance agency, and Village Financial Services Corporation ("Village Financial Services"), a financial services company.

We offer a wide range of banking and related financial services, including checking, savings, certificates of deposit and other depository services, and commercial, real estate and consumer loans. We are a community-oriented and locally managed financial institution focusing on providing a high level of responsive and personalized services to our customers, delivered in the context of a strong direct relationship with our customers. We conduct our operations from our main office/corporate headquarters location and five branch offices.

The Company experienced record earnings of $1,231,000 in 2005 as compared to earnings of $862,000 in 2004 and $69,000 in 2003. The improvement in net income in 2005 is even more significant when compared to 2004 on a pretax basis. Pretax income for 2005 amounted to $1,699,000 compared to $523,000 in 2004, a 225% increase. Net income for 2004 was increased by an income tax benefit of approximately $339,000 related to the removal of the valuation allowance on the Company's net deferred tax assets.

The 2004 earnings were affected by two nonrecurring items. First, the Company wrote-off approximately $118,000 related to goodwill associated with the purchase in 2003 of the insurance subsidiary of the Bank. Second, the Company recorded an income tax benefit of approximately $339,000 related to the removal of the valuation allowance on its net deferred tax assets. The net effect of these two items increased 2004 results by $221,000, or $0.11 per fully diluted share.

The continued improvement in our earnings over the last three years is a direct result of our growth and the improved earnings of Village Bank Mortgage, both of which are discussed more fully following.

Total assets increased to $214,975,000 at December 31, 2005 from $160,305,000 at December 31, 2004. The 34.1% increase in total assets during 2005 resulted from the growth of our business and customer base. The Company has enjoyed strong growth the last three years which has been responsible for our improvement in earnings. However, this growth has been driven primarily by lending on real estate. Any material decline in real estate values could have a significant adverse effect on the future growth and profitability of the Company as 88.2% of our loan portfolio at December 31, 2005 is collateralized by real estate. Declines in real estate values can reduce projected cash flows from commercial properties and the ability of borrowers to use home equity to support borrowings and increase the loan-to-value ratios of loans previously made by us, thereby weakening collateral coverage and increasing the possibility of a loss in the event of default. In addition, delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. In its Winter 2005 State Profile of Virginia, the FDIC noted that banking conditions in the state of Virginia remain sound, but that housing markets may be in a state of transition. The FDIC observed that "recent trends suggest that an inflection point may have been reached in some local housing markets as they have transitioned from a seller's to a buyer's market". While we do not believe that these trends are currently indicative of the housing market in central Virginia as we continue to see strong demand for real estate supported loans, such trends could occur in our market area and negatively affect the Company's short-term growth in loans.

The following presents management's discussion and analysis of the financial condition of the Company at December 31, 2005 and 2004, and results of operations for the Company for the years ended December 31, 2005, 2004 and 2003. This discussion should be read in conjunction with the Company's audited Financial Statements and the notes thereto appearing elsewhere in this report.

Asset/liability management

Management strives to manage the maturity or repricing match between assets and liabilities. The degree to which the Company is "mismatched" in its maturities is a primary measure of interest rate risk. In periods of stable interest rates, net interest income can be increased by financing higher yielding long-term mortgage loan assets with lower cost short-term deposits and borrowings. Although such a strategy may increase profits in the short run, it increases the risk of exposure to rising interest rates and can result in funding costs rising faster than asset yields. We expect to limit our interest rate risk by selling a majority of the fixed rate mortgage loans that we originate and retaining for the most part loans with adjustable rate features.

Contractual principal repayments of loans do not necessarily reflect the actual term of our loan portfolio. The average lives of mortgage loans are substantially less than their contractual terms because of loan prepayments and because of enforcement of due-on-sale clauses, which gives us the right to declare a loan immediately due and payable in the event, among other things, the borrower sells the real property subject to the mortgage and the loan is not repaid. In addition, certain borrowers increase their equity in the security property by making payments in excess of those required under the terms of the mortgage.

Results of operations

We recorded net income of $1,231,000, or $0.61 per fully diluted share, in 2005, compared to net income of $862,000, or $0.45 per fully diluted share, in 2004, and $69,000, or $0.04 per fully diluted share, in 2003.

The significant improvement in our results of operations over the last three years is primarily attributable to two factors. First, the Company's strong growth the last three years has been instrumental in improving profitability. Loans and deposits, the primary sources of income and expense for the Company, have grown as follows:

	Loans, net	Deposits
December 31, 2002	$ 49,595,841	$ 64,587,513
Growth in 2003		
Amount	41,926,666	31,735,094
Percentage	84.54%	49.14%
December 31, 2003	91,522,507	96,322,607
Growth in 2004		
Amount	42,639,786	43,704,779
Percentage	46.59%	45.37%
December 31, 2004	134,162,293	140,027,386
Growth in 2005		
Amount	36,284,980	46,725,421
Percentage	27.05%	33.37%
December 31, 2005	170,447,273	186,752,807
Three year average growth rate	52.72%	42.63%

This growth in loans and deposits resulted in net interest income increasing from $3,124,000 in 2003, to $4,881,000 in 2004, and to $7,048,000 in 2005. As we continue to grow, we expect this trend of increasing net interest income to continue. Second, the acquisition of Village Bank Mortgage in 2003 resulted in substantial noninterest income increasing from $1,434,000 in 2003 to $1,759,000 in 2004, an annual increase of $325,000 or 22.7%, and to $2,890,000 in 2005, an annual increase of $1,131,000 or 64.3%. Village Bank Mortgage continues to be successful in attracting additional loan officers to generate higher loan volume. However, as noted previously, our growth in net interest income and noninterest income could be slowed if the housing market should slow down due to higher interest rates, higher real estate values or higher home inventory.

These increases in net interest income and noninterest income were somewhat offset by increases in noninterest expense which increased from $4,090,000 in 2003 to $5,585,000 in 2004, and to $7,778,000 in 2005. These increases in noninterest expense resulted from the acquisition of two of the Bank's subsidiaries, Village Bank Mortgage and Village Insurance, the addition of new branches, and the growth in the Company overall.

Also contributing to the increase in net income in 2004 was the recognition of net deferred tax assets of $378,000 due to the elimination of the valuation allowance. Management believes that it is more likely than not that the net deferred tax assets will be realized through future taxable income.

Interest rate risk

Profitability may be directly affected by the levels of and fluctuations in interest rates, which affect our ability to earn a spread between interest received on loans and investments and the costs of deposits and borrowings. Our profitability is likely to be adversely affected during any period of unexpected or rapid changes in interest rates. For example, a substantial or sustained increase in interest rates could adversely affect our ability to originate loans and would reduce the value of loans held for sale.

The sale of fixed rate product is intended to protect the Company from precipitous changes in the general level of interest rates. The valuation of adjustable rate mortgage loans is not as directly dependent on the level of interest rates as is the value of fixed rate loans. Decisions to hold or sell adjustable rate mortgage loans are based on the need for such loans in our portfolio, which is influenced by the level of market interest rates and our asset/liability management strategy. As with our other investments, we regularly monitor the appropriateness of the level of adjustable rate mortgage loans in our portfolio and may decide from time to time to sell such loans and reinvest the proceeds in other adjustable rate investments.

Net interest income

Net interest income is our primary source of earnings and represents the difference between interest and fees earned on interest-earning assets and the interest paid on interest-bearing liabilities. The level of net interest income is affected primarily by variations in the volume and mix of those assets and liabilities, as well as changes in interest rates when compared to previous periods of operation.

Net interest income for 2005, 2004 and 2003 was $7,048,000, $4,881,000 and $3,124,000, respectively. The increases in net interest income of $2,167,000, or 44.4%, in 2005 and $1,757,000, or 56.2%, in 2004 are a direct result of increases in loans, from $134,162,000 at December 31, 2004 to $170,447,000 at December 31, 2005, a $36,285,000, or 27.0%, increase, and from $91,523,000 at December 31, 2003 to $134,162,000 at December 31, 2004, a $42,639,000, or 46.6%, increase. These increases in loans were funded primarily by increases in deposits. Additionally, our net interest margin has steadily improved over the last three years from 3.65% in 2003 to 3.88% in 2004 to 4.15% in 2005.

Average interest-earning assets in 2005 increased by $43,755,000, or 34.8%, compared to 2004. The increase in interest-earning assets from 2004 to 2005 was due primarily to the growth of our loan portfolio. The average yield on interest-earning assets of 7.03% in 2005 was higher than the average yield of 6.08% in 2004. Many of our loans are indexed to short-term rates affected by the Federal Reserve's decisions about short-term interest rates, and, accordingly, as the Federal Reserve has increased interest rates in 2005 the average yield on interest-earning assets increased. This also occurred in 2004.

Our interest-bearing liabilities in 2005 increased by $38,918,000, or 34.4%, compared to 2004. The growth in those liabilities was due primarily to strong growth in deposits from an average of $108,137,000 in 2004 to an average of $143,485,000 in 2005, a $35,348,000, or 32.7%, increase. The average cost of interest-bearing liabilities increased to 3.21% in 2005 from 2.45% in 2004. The principal reason for the increase in the liability costs was the increase in short-term rates by the Federal Reserve in 2005. If the Federal Reserve continues to raise short-term interest rates, our cost of interest-bearing liabilities will continue to increase. In 2004, the average cost of interest-bearing liabilities declined to 2.45% from 2.66% in 2003. The principal reason for this decline in liability costs was a reduction in the costs of certificates of deposit, which fell from an average of 3.10% in 2003 to 2.79% in 2004.

The following table illustrates average balances of total interest-earning assets and total interest-bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities, shareholders' equity and related income, expense and corresponding weighted-average yields and rates. The average balances used in these tables and other statistical data were calculated using daily average balances. We have no tax exempt assets for the periods presented.

Average Balance Sheets
(In thousands)

	Year Ended December 31, 2005			Year Ended December 31, 2004			Year Ended December 31, 2003		
	Average Balance	Interest Income/ Expense	Annualized Yield Rate	Average Balance	Interest Income/ Expense	Annualized Yield Rate	Average Balance	Interest Income/ Expense	Annualize Yield Rate
Loans									
Commercial	$ 46,618	$ 3,257	6.99%	$ 37,945	$ 2,214	5.83%	$ 30,596	$ 1,966	6.43
Real estate - residential	23,057	1,610	6.98%	14,674	926	6.31%	13,311	862	6.48
Real estate - commercial	33,296	2,651	7.96%	27,253	1,915	7.03%	9,999	741	7.41
Real estate - construction	35,890	2,796	7.79%	28,409	1,957	6.89%	14,566	972	6.67
Consumer	11,571	884	7.64%	3,548	252	7.10%	3,697	268	7.25
Gross loans	150,432	11,198	7.44%	111,829	7,264	6.50%	72,169	4,809	6.66
Investment securities	4,035	139	3.44%	5,474	213	3.89%	8,551	219	2.56
Loans held for sale	2,740	163	5.95%	1,536	84	5.47%	1,292	62	4.80
Federal funds and other	12,435	425	3.42%	7,048	89	1.26%	3,581	37	1.03
Total interest earning assets	169,642	11,925	7.03%	125,887	7,650	6.08%	85,593	5,127	5.99
Allowance for loan losses	(1,671)			(1,290)			(958)		
Cash and due from banks	5,694			4,594			3,654		
Premises and equipment, net	6,619			6,108			4,815		
Other assets	4,215			1,659			1,471		
Total assets	$ 184,499			$ 136,958			$ 94,575		
Interest bearing deposits									
Interest checking	$ 6,850	$ 52	0.76%	$ 5,434	$ 51	0.94%	$ 3,823	$ 39	1.02
Money market	24,600	622	2.53%	20,721	302	1.46%	14,751	224	1.52
Savings	4,805	54	1.12%	3,930	44	1.12%	3,349	41	1.22
Certificates	107,230	3,738	3.49%	78,052	2,174	2.79%	48,881	1,513	3.10
Total deposits	143,485	4,466	3.11%	108,137	2,571	2.38%	70,804	1,817	2.57
Borrowings									
Long-tern debt - trust preferred securities	4,392	239	5.44%	-	-		-	-	
FHLB advances	4,000	169	4.22%	4,000	166	4.15%	4,381	184	4.20
Other borrowings	184	3	1.77%	1,006	32	3.18%	122	2	1.64
Total interest bearing liabilities	152,061	4,877	3.21%	113,143	2,769	2.45%	75,307	2,003	2.66
Noninterest bearing deposits	14,864			9,401			5,431		
Other liabilities	1,163			384			398		
Total liabilities	168,088			122,928			81,136		
Equity capital	16,411			14,030			13,439		
Total liabilities and capital	$ 184,499			$ 136,958			$ 94,575		
Net interest income before provision for loan losses		$ 7,048			$ 4,881			$ 3,124	
Interest spread - average yield on interest earning assets, less average rate on interest bearing liabilities			3.82%			3.63%			3.33
Annualized net interest margin (net interest income expressed as a percentage of average earning assets)			4.15%			3.88%			3.65

Interest income and interest expense are affected by changes in both average interest rates and average volumes of interest-earning assets and interest-bearing liabilities. The following table analyzes changes in net interest income attributable to changes in the volume of interest-sensitive assets and liabilities compared to changes in interest rates. Nonaccrual loans are included in average loans outstanding. The changes in interest due to both rate and volume have been allocated to changes due to volume and changes due to rate in proportion to the relationship of the absolute dollar amounts of the changes in each.

Rate/Volume Analysis
(In thousands)

	2005 vs. 2004 Increase (Decrease) Due to Changes in			2004 vs. 2003 Increase (Decrease) Due to Changes in		
	Volume	Rate	Total	Volume	Rate	Total
Interest income						
Loans	$ 2,847	$ 1,166	$ 4,013	$ 2,661	$ (183)	$ 2,478
Investment securities	(52)	(22)	(74)	17	(24)	(7)
Fed funds sold and other	103	233	336	42	10	52
Total interest income	2,898	1,377	4,275	2,720	(197)	2,523
Interest expense						
Deposits						
Interest checking	4	(3)	1	15	(3)	12
Money market accounts	65	255	320	87	(9)	78
Savings accounts	10	0	10	6	(3)	3
Certificates of deposit	935	629	1,564	794	(133)	661
Total deposits	1,014	881	1,895	902	(148)	754
Borrowings						
Long-term debt	239	-	239	-	-	-
FHLB Advances	-	3	3	-	-	-
Other borrowings	(29)	-	(29)	12	-	12
Total interest expense	1,224	884	2,108	914	(148)	766
Net interest income	$ 1,674	$ 493	$ 2,167	$ 1,806	$ (49)	$ 1,757

Provision for loan losses

The provision for loan losses for 2005, 2004 and 2003 was $461,000, $533,000, and $399,000, respectively. The 13.5% decline in 2005 compared to 2004 is a result of a lower increase in gross loans outstanding in 2005. Gross loans increased by $36,738,000 in 2005 compared to $42,942,000 in 2004. The 33.6% increase in 2004 was due to a change in the types of loans in the portfolio, with more concentration in loans on which we require higher allowance for loan losses in 2004 than in 2003. The amount of the loan loss provision is determined by an evaluation of the level of loans outstanding, the level of non-performing loans, historical loan loss experience, delinquency trends, the amount of actual losses charged to the reserve in a given period and assessment of present and anticipated economic conditions.

Noninterest income

Noninterest income includes service charges and fees on deposit accounts, fee income related to loan origination, and gains and losses on sale of mortgage loans and securities held for sale. Noninterest income has increased significantly over the last two years from $1,434,000 in 2003 to $1,759,000 in 2004 and to $2,890,000 in 2005, an increase of $1,456,000 over the two year period. This increase is directly attributable to the acquisition of the Bank's mortgage banking subsidiary, Village Bank Mortgage. As a result of this acquisition, our gains on loan sales increased from $818,000 in 2003 to $1,073,000 in 2004 and to $1,967,000 in 2005, a $1,149,000 increase over the two year period.

Noninterest expense

Noninterest expense includes all expenses of the Company with the exception of interest expense on deposits and borrowings, provision for loan losses and income taxes. Some of the primary components of noninterest expense are salaries and benefits, and occupancy and equipment costs. Noninterest expense for the year ended December 31, 2005 was $7,778,000, an increase of $2,193,000, or 39.3%, from the $5,585,000 recorded in 2004. Salaries and benefits represented the largest increase, increasing from $3,108,000 in 2004 to $4,345,000 in 2005, a $1,237,000, or 39.8%, increase. This increase as well as other increases in noninterest expense were primarily attributable to the growth of the Bank and Village Bank Mortgage.

Noninterest expense for the year ended December 31, 2004 totaled $5,585,000, an increase of $1,495,000, or 36.6%, from the $4,090,000 recorded in 2003. Again, salaries and benefits represented the largest increase, increasing by 39.7% in 2004 to $3,108,000, compared to $2,225,000 in 2003. This increase as well as other increases in noninterest expense were primarily attributable to the growth of the Bank, a full year of operating expense related to Village Bank Mortgage and the opening of two branches in 2004.

Income taxes

Tax expense in 2005 amounted to $468,000. This was the first year the Company recorded income tax expense due to the use of net operating losses to offset income in prior years. Income tax expense in 2005 was decreased by $118,000 related to net operating loss carryforwards from prior years. The Company has utilized all its net operating loss carryforwards at December 31, 2005. We recorded an income tax benefit of $339,000 in 2004 as a result of removing the valuation allowance against net deferred tax assets. This valuation allowance had been established in prior years due to the Company's operating losses. We did not record any income tax expense in 2003.

Commercial banking organizations conducting business in Virginia are not subject to Virginia income taxes. Instead, they are subject to a franchise tax based on bank capital. The Bank recorded a franchise tax expense of $120,000, $116,000 and $82,000 for 2005, 2004 and 2003, respectively.

Loans

The following tables present the composition of our loan portfolio at the dates indicated and maturities of selected loans at December 31, 2005.

Loan Portfolio, Net
(In thousands)

	December 31,				
	2005	2004	2003	2002	2001
Commercial	$ 14,121	$ 40,491	$ 32,822	$ 24,857	$ 11,960
Real estate - residential	30,043	15,395	14,279	10,642	6,224
Real estate - commercial	66,274	45,121	16,500	6,476	7,006
Real estate - construction	56,146	30,870	25,627	4,579	2,237
Consumer	6,161	4,130	3,836	4,019	3,251
Total loans	172,745	136,007	93,064	50,573	30,678
Less: unearned income, net	(367)	(331)	(404)	(222)	(142)
Less: Allowance for loan losses	(1,931)	(1,514)	(1,138)	(755)	(458)
Total loans, net	$ 170,447	$ 134,162	$ 91,522	$ 49,596	$ 30,078

Maturities of Selected Loans
December 31, 2005
(In thousands)

		Fixed Rate			Variable Rate			
	Within 1 Year	1 to 5 Years	After 5 Years	Total	1 to 5 Years	After 5 Years	Total	Total Maturities
Commercial	$ 8,386	$ 4,483	$ 573	$ 5,056	$ 679	$ -	$ 679	$ 14,121
Real estate								
Commercial	34,510	2,416	22,056	24,472	7,292	-	7,292	66,274
Construction	51,323	1,031	2,893	3,924	899	-	899	56,146

Allowance for loan losses

The allowance for loan losses at December 31, 2005 was $1,931,000, compared to $1,514,000 at December 31, 2004 and $1,138,000 at December 31, 2003. The ratio of the allowance for loan losses to gross loans was 1.12% at December 31, 2005, 1.12% at December 31, 2004, and 1.23% at December 31, 2003. The amount of the loan loss provision is determined by an evaluation of the level of loans outstanding, the level of non-performing loans, historical loan loss experience, delinquency trends, the amount of actual losses charged to the reserve in a given period and assessment of present and anticipated economic conditions. We believe the amount of the allowance for loan losses at December 31, 2005 is adequate to absorb the losses that can reasonably be anticipated from the loan portfolio at that date.

The following table presents an analysis of the changes in the allowance for loan losses for the periods indicated.

Analysis of Allowance for Loan Losses
(In thousands)

	Year Ended December 31,				
	2005	2004	2003	2002	2001
Beginning balance	$ 1,514	$ 1,138	$ 755	$ 458	$ 283
Provision for loan losses	461	533	399	313	195
Charge-offs					
Commercial	-	(89)	(55)	-	-
Consumer	(46)	(48)	-	(15)	(20)
Mortgage	-	(21)	-	(1)	-
	(46)	(158)	(55)	(16)	(20)
Recoveries	2	1	-	-	-
Acquisition of Community First	-	-	39	-	-
Ending balance	$ 1,931	$ 1,514	$ 1,138	$ 755	$ 458
Loans outstanding at end of year (1)	$ 172,378	$ 135,676	$ 92,660	$ 50,351	$ 30,536
Ratio of allowance for loan losses as a percent of loans outstanding at end of year	1.12%	1.12%	1.23%	1.50%	1.50%
Average loans outstanding for the year (1)	$ 150,432	$ 111,829	$ 72,169	$ 40,735	$ 22,242
Ratio of net charge-offs to average loans outstanding for the year	0.03%	0.14%	0.08%	0.04%	0.09%

(1) Loans are net of unearned income.

We have allocated the allowance for loan losses according to the amount deemed to be reasonably necessary to provide for the possibility of losses being incurred within each of the categories of loans. The allocation of the allowance as shown in the table below should not be interpreted as an indication that losses in future years will occur in the same proportions or that the allocation indicates future loss trends. Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories since the total allowance is a general allowance applicable to the entire portfolio.

Allocation of the Allowance for Loan Losses
(In thousands)

	December 31, 2005		December 31, 2004		December 31, 2003		December 31, 2002		December 31, 2001	
	Total	%	*Total*	%	*Total*	%	*Total*	%	*Total*	%
Commercial	$ 568	29.5%	$ 653	43.2%	$ 571	50.2%	$ 344	45.6%	$ 204	44.5%
Real estate										
Residential	358	18.5%	97	6.4%	71	6.2%	66	8.7%	51	11.1%
Commercial	444	23.0%	474	31.3%	225	19.8%	135	17.9%	104	22.7%
Construction	485	25.1%	205	13.5%	172	15.1%	83	11.0%	41	9.0%
Consumer	76	3.9%	85	5.6%	99	8.7%	127	16.8%	58	12.7%
Total	$ 1,931	100.0%	$ 1,514	100.0%	$ 1,138	100.0%	$ 755	100.0%	$ 458	100.0%

Asset quality

The following table summarizes asset quality information at the dates indicated:

Asset Quality
(In thousands)

	December 31, 2005	2004	2003	2002	2001
Nonaccrual loans	$ 1,834	$ 473	$ 336	$ 491	$ -
Restructured loans	-	-	-	-	-
Foreclosed properties	-	-	-	-	-
Total nonperforming assets	$ 1,834	$ 473	$ 336	$ 491	$ -
Loans past due 90 days and still accruing (not included in nonaccrual loans above)	$ 4,932	$ 1,134	$ 654	$ 392	$ 11
Nonperforming assets to loans at end of year (1)	1.06%	0.35%	0.36%	0.98%	0.00%
Allowance for loan losses to nonaccrual loans	105.3%	320.1%	338.7%	153.8%	0.0%

(1) Loans are net of unearned income.

Interest is accrued on outstanding loan principal balances, unless the Company considers collection to be doubtful. Commercial and unsecured consumer loans are designated as non-accrual when payment is delinquent 90 days or at the point which the Company considers collection doubtful, if earlier. Mortgage loans and most other types of consumer loans past due 90 days or more may remain on accrual status if management determines that concern over our ability to collect principal and interest is not significant. When loans are placed in non-accrual status, previously accrued and unpaid interest is reversed against interest income in the current period and interest is subsequently recognized only to the extent cash is received. Interest accruals are resumed on such loans only when in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

At December 31, 2005, the Company had eight loans totaling $731,000 for which interest was no longer being accrued. These loans are considered impaired and have specific allowances for loan losses totaling $223,000 at December 31, 2005. The gross interest income that would have been earned in 2005 if the loans classified as nonaccrual had been current in accordance with the original terms was $91,000. Twenty-one loans totaling $4,932,000 at December 31, 2005 were past due 90 days or more and interest was still being accrued as such amounts were considered collectible.

Investment portfolio

At December 31, 2005, 2004 and 2003, all of our securities were classified as available-for-sale. The following table presents the composition of our investment portfolio at the dates indicated.

Investment Securities Available-for-Sale
(Dollars in thousands)

	Par Value	Amortized Cost	Unrealized Gain (Loss)	Estimated Fair Value	Average Yield
December 31, 2005					
US Government Agencies					
Within one year	$ 605	$ 599	$ (1)	$ 598	4.36%
One to five years	360	360	(10)	350	4.65%
More than five years	1,790	1,790	(49)	1,741	4.97%
Total	2,755	2,749	(60)	2,689	4.79%
Mortgage-backed securities					
More than five years	237	238	5	243	3.64%
Other investments					
More than five years	50	50	-	50	3.92%
Total investment securities	$ 3,042	$ 3,037	$ (55)	$ 2,982	4.69%
December 31, 2004					
US Government Agencies					
Within one year	$ 1,820	$ 1,814	$ (1)	$ 1,813	2.13%
One to five years	500	513	(8)	505	2.97%
More than five years	2,500	2,500	(49)	2,451	2.82%
Total	4,820	4,827	(58)	4,769	2.57%
Mortgage-backed securities					
More than five years	450	453	10	463	3.62%
Other investments					
Within one year	146	146	-	146	5.50%
More than five years	50	50		50	3.92%
Total	196	196	-	196	5.10%
Total investment securities	$ 5,466	$ 5,476	$ (48)	$ 5,428	2.75%
December 31, 2003					
US Government Agencies					
Within one year	$ 3,400	$ 3,398	$ (1)	$ 3,397	1.93%
One to five years	1,100	1,138	(9)	1,129	3.85%
More than five years	2,750	2,756	(55)	2,701	5.24%
Total	7,250	7,292	(65)	7,227	3.48%
Mortgage-backed securities					
More than five years	1,316	1,333	14	1,347	4.06%
Other investments					
More than five years	50	50		50	3.92%
Total investment securities	$ 8,616	$ 8,675	$ (51)	$ 8,624	3.57%

Deposits

The following table gives the composition of our deposits at the dates indicated.

Deposits
(In thousands)

	December 31, 2005		December 31, 2004		December 31, 2003	
	Amount	%	Amount	%	Amount	%
Demand accounts	$ 16,092	8.6%	$ 10,031	7.2%	$ 7,522	7.8%
Interest checking accounts	6,665	3.6%	6,453	4.6%	4,686	4.9%
Money market accounts	33,827	18.1%	24,000	17.1%	20,570	21.4%
Savings accounts	4,633	2.5%	4,438	3.2%	3,280	3.4%
Time deposits of $100,000 and over	38,416	20.6%	31,974	22.8%	19,276	20.0%
Other time deposits	87,120	46.6%	63,131	45.1%	40,989	42.5%
Total	$ 186,753	100.0%	$ 140,027	100.0%	$ 96,323	100.0%

Total deposits increased by 33.4%, 45.4% and 49.1% in 2005, 2004 and 2003, respectively.

The variety of deposit accounts offered by the Company has allowed us to be competitive in obtaining funds and has allowed us to respond with flexibility to, although not to eliminate, the threat of disintermediation (the flow of funds away from depository institutions such as banking institutions into direct investment vehicles such as government and corporate securities). Our ability to attract and retain deposits, and our cost of funds, has been, and will continue to be, significantly affected by money market conditions.

The following table is a schedule of average balances and average rates paid for each deposit category for the periods presented:

Average Deposits and Rates Paid
(In thousands)

	Year Ended December 31,					
	2005		2004		2003	
Account Type	Amount	Rate	Amount	Rate	Amount	Rate
Noninterest-bearing demand accounts	$ 14,864	-	$ 9,401	-	$ 5,425	-
Interest-bearing deposits						
Interest checking accounts	6,850	0.76%	5,434	0.94%	3,829	1.02%
Money market accounts	24,600	2.53%	20,721	1.46%	14,751	1.52%
Savings accounts	4,805	1.12%	3,930	1.12%	3,349	1.22%
Time deposits of $100,000 and over	34,519	3.48%	25,857	2.63%	15,846	2.83%
Other time deposits	72,711	3.49%	52,195	2.86%	33,035	3.22%
Total interest-bearing deposits	143,485	3.11%	108,137	2.38%	70,810	2.57%
Total average deposits	$ 158,349		$ 117,538		$ 76,235	

The following table is a schedule of maturities for time deposits of $100,000 or more at December 31, 2005.

Maturities of Time Deposits of $100,000 or More
(In thousands)

Due within three months	$ 4,924
Due after three months through six months	13,350
Due after six months through twelve months	8,609
Over twelve months	11,533
	$ 38,416

Borrowings

We utilize borrowings to supplement deposits when they are available at a lower overall cost to us or they can be invested at a positive rate of return.

As a member of the Federal Home Loan Bank ("FHLB") of Atlanta, the Bank is required to own capital stock in the FHLB and is authorized to apply for borrowings from the FHLB. Each FHLB credit program has its own interest rate, which may be fixed or variable, and range of maturities. The FHLB may prescribe the acceptable uses to which the advances may be put, as well as on the size of the advances and repayment provisions. Borrowings from the FHLB were $4,000,000 at December 31, 2005 and 2004. The FHLB advances are secured by the pledge of residential mortgage loans and our FHLB stock. Available borrowings at December 31, 2005 were approximately $16 million.

Federal funds purchased represent unsecured borrowings from other banks and generally mature daily. We did not have any purchased federal funds at December 31, 2005 or 2004.

Contractual obligations and other commitments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve elements of credit risk and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contractual amounts of these instruments reflect the extent of the Company's involvement in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and letters of credit written is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Unless noted otherwise, the Company does not require collateral or other security to support financial instruments with credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being completely drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Capital resources

Stockholders' equity at December 31, 2005 was $17,152,000, compared to $14,985,000 at December 31, 2004 and $13,590,000 at December 31, 2003. The $2,167,000 increase in equity during 2005 was due to the net income for the year of $1,231,000 and the proceeds from the issuance of common stock through the exercise of warrants of $947,000. The $1,395,000 increase in equity during 2004 was due primarily to the net income for the year of $862,000 and proceeds from the issuance of common stock through the exercise of warrants of $515,000.

During the first quarter of 2005, the Company issued $5.2 million in Trust Preferred Capital Notes to increase its regulatory capital and to help fund its expected growth in 2005. The Trust Preferred Capital Notes may be included in Tier 1 capital for regulatory capital adequacy determination purposes up to 25% of Tier 1 capital after its inclusion.

The following table presents the composition of regulatory capital and the capital ratios at the dates indicated.

Analysis of Capital
(*In thousands*)

	As of December 31,		
	2005	2004	2003
Tier 1 capital			
Common stock	$ 7,418	$ 7,047	$ 6,844
Additional paid-in capital	9,192	8,616	8,304
Retained earnings (deficit)	585	(646)	(1,507)
Qualifying trust preferred securities	5,000	-	-
Total equity	22,195	15,017	13,641
Less: goodwill	(689)	(689)	(934)
Total Tier 1 capital	21,506	14,328	12,707
Tier 2 capital			
Allowance for loan losses	1,931	1,514	1,138
Total Tier 2 capital	1,931	1,514	1,138
Total risk-based capital	23,437	15,842	13,845
Risk-weighted assets	$ 191,413	$ 153,020	$ 99,643
Capital ratios			
Tier 1 capital to risk-weighted assets	11.2%	9.4%	12.8%
Total capital to risk-weighted assets	12.2%	10.4%	13.9%
Leverage ratio (Tier 1 capital to average assets)	10.0%	9.4%	11.4%
Equity to total assets	8.0%	9.3%	11.8%

Federal regulatory agencies are required by law to adopt regulations defining five capital tiers: well capitalized, adequately capitalized, under capitalized, significantly under capitalized, and critically under capitalized. The Bank meets the criteria to be categorized as a "well capitalized" institution as of December 31, 2005. The "well capitalized" classification permits financial institutions to minimize the cost of FDIC insurance assessments by being charged a lesser rate than those that do not meet this definition.

Liquidity

Liquidity provides us with the ability to meet normal deposit withdrawals, while also providing for the credit needs of customers. We are committed to maintaining liquidity at a level sufficient to protect depositors, provide for reasonable growth, and fully comply with all regulatory requirements.

At December 31, 2005, cash, cash equivalents and investment securities available-for-sale totaled $28,810,000, or 13.4% of total assets.

At December 31, 2005, we had commitments to originate $85,490,000 of loans. Fixed commitments to incur capital expenditures were less than $25,000 at December 31, 2005. Certificates of deposit scheduled to mature in the 12-month period ending December 31, 2006 total $85,488,000. We believe that a significant portion of such deposits will remain with us. We further believe that deposit growth, loan repayments and other sources of funds will be adequate to meet our foreseeable short-term and long-term liquidity needs.

Interest rate sensitivity

An important element of asset/liability management is the monitoring of our sensitivity to interest rate movements. In order to measure the effects of interest rates on our net interest income, management takes into consideration the expected cash flows from the securities and loan portfolios and the expected magnitude of the repricing of specific asset and liability categories. We evaluate interest sensitivity risk and then formulate guidelines to manage this risk based on management's outlook regarding the economy, forecasted interest rate movements and other business factors. Our goal is to maximize and stabilize the net interest margin by limiting exposure to interest rate changes.

Contractual principal repayments of loans do not necessarily reflect the actual term of our loan portfolio. The average lives of mortgage loans are substantially less than their contractual terms because of loan prepayments and because of enforcement of due-on-sale clauses, which gives us the right to declare a loan immediately due and payable in the event, among other things, the borrower sells the real property subject to the mortgage and the loan is not repaid. In addition, certain borrowers increase their equity in the security property by making payments in excess of those required under the terms of the mortgage.

The sale of fixed rate loans is intended to protect us from precipitous changes in the general level of interest rates. The valuation of adjustable rate mortgage loans is not as directly dependent on the level of interest rates as is the value of fixed rate loans. As with other investments, we regularly monitor the appropriateness of the level of adjustable rate mortgage loans in our portfolio and may decide from time to time to sell such loans and reinvest the proceeds in other adjustable rate investments.

The data in the following table reflects repricing or expected maturities of various assets and liabilities at December 31, 2005. The gap analysis represents the difference between interest-sensitive assets and liabilities in a specific time interval. Interest sensitivity gap analysis presents a position that existed at one particular point in time, and assumes that assets and liabilities with similar repricing characteristics will reprice at the same time and to the same degree.

Interest Rate Sensitivity GAP Analysis
December 31, 2005
(In thousands)

	Within 3 Months	3 to 6 Months	6 to 12 Months	13 to 36 Months	More than 36 Months	Total
Interest Rate Sensitive Assets						
Loans (1)						
Fixed rate	$ 1,058	$ 882	$ 2,024	$ 3,325	$ 5,636	$ 12,925
Variable rate	106,251	7,186	11,514	12,528	22,341	159,820
Investment securities	603	-	-	-	2,379	2,982
Loans held for sale	2,860	-	-	-	-	2,860
Federal funds sold	19,442	-	-	-	-	19,442
Total rate sensitive assets	130,214	8,068	13,538	15,853	30,356	198,029
Cumulative rate sensitive assets	130,214	138,282	151,820	167,673	198,029	
Interest Rate Sensitive Liabilities						
Interest checking (2)	-	-	-	6,665	-	6,665
Money market accounts	33,827	-	-	-	-	33,827
Savings (2)	-	-	-	4,633	-	4,633
Certificates of deposit	13,344	43,412	28,784	21,699	18,297	125,536
FHLB advances	-	-	-	4,000	-	4,000
Trust preferred securities	-	-		-	5,155	5,155
Other borrowings	487	-	-	-	-	487
Total rate sensitive liabilities	47,658	43,412	28,784	36,997	23,452	180,303
Cumulative rate sensitive liabilities	47,658	91,070	119,854	156,851	180,303	
Rate sensitivity gap for period	$ 82,556	$ (35,344)	$ (15,246)	$ (21,144)	$ 6,904	$ 17,726
Cumulative rate sensitivity gap	$ 82,556	$ 47,212	$ 31,966	$ 10,822	$ 17,726	
Ratio of cumulative gap to total assets	38.4%	22.0%	14.9%	5.0%	8.2%	
Ratio of cumulative rate sensitive assets to cumulative rate sensitive liabilities	273.2%	151.8%	126.7%	106.9%	109.8%	
Ratio of cumulative gap to cumulative rate sensitive assets	63.4%	34.1%	21.1%	6.5%	9.0%	

(1) Includes nonaccrual loans of approximately $1,830,000, which are spread throughout the categories.
(2) Management believes that interest checking and savings accounts are generally not sensitive to changes in interest rates and therefore has placed such deposits in the "13 to 36 months" category.

At December 31, 2005, our assets that reprice within one year exceeded liabilities that reprice within one year by $32,211,000 and therefore we were in an asset-sensitive position. A positive gap can adversely affect earnings in periods of falling interest rates. This positive position is due primarily to our adjustable rate loan portfolio.

Critical accounting policies

The financial condition and results of operations presented in the financial statements, accompanying notes to the financial statements and management's discussion and analysis are, to a large degree, dependent upon the Company's accounting policies. The selection and application of these accounting policies involve judgments, estimates, and uncertainties that are susceptible to change.

Presented below is discussion of those accounting policies that management believes are the most important accounting policies to the portrayal and understanding of our financial condition and results of operations. These critical accounting policies require management's most difficult, subjective and complex judgments about matters that are inherently uncertain. In the event that different assumptions or conditions were to prevail, and depending upon the severity of such changes, the possibility of materially different financial condition or results of operations is a reasonable likelihood. See also Note 1 of the Notes to Consolidated Financial Statements.

We monitor and maintain an allowance for loan losses to absorb an estimate of probable losses inherent in the loan. We maintain policies and procedures that address the systems of controls over the following areas of maintenance of the allowance: the systematic methodology used to determine the appropriate level of the allowance to provide assurance they are maintained in accordance with accounting principles generally accepted in the United States of America; the accounting policies for loan charge-offs and recoveries; the assessment and measurement of impairment in the loan and lease portfolio; and the loan grading system.

We evaluate various loans individually for impairment as required by Statement of Financial Accounting Standards (SFAS) 114, *Accounting by Creditors for Impairment of a Loan*, and SFAS 118, *Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures*. Loans evaluated individually for impairment include non-performing loans, such as loans on non-accrual, loans past due by 90 days or more, restructured loans and other loans selected by management. The evaluations are based upon discounted expected cash flows or collateral valuations. If the evaluation shows that a loan is individually impaired, then a specific reserve is established for the amount of impairment. If a loan evaluated individually is not impaired, then the loan is assessed for impairment under SFAS 5, *Accounting for Contingencies*, with a group of loans that have similar characteristics.

For loans without individual measures of impairment, we make estimates of losses for groups of loans as required by SFAS 5. Loans are grouped by similar characteristics, including the type of loan, the assigned loan classification and the general collateral type. A loss rate reflecting the expected loss inherent in a group of loans is derived based upon estimates of default rates for a given loan grade, the predominant collateral type for the group and the terms of the loan. The resulting estimate of losses for groups of loans is adjusted for relevant environmental factors and other conditions of the portfolio of loans and leases, including: borrower and industry concentrations; levels and trends in delinquencies, charge-offs and recoveries; changes in underwriting standards and risk selection; level of experience, ability and depth of lending management; and national and local economic conditions.

The amount of estimated impairment for individually evaluated loans and groups of loans is added together for a total estimate of loans losses. This estimate of losses is compared to our allowance for loan losses as of the evaluation date and, if the estimate of losses is greater than the allowance, an additional provision to the allowance would be made. If the estimate of losses is less than the allowance, the degree to which the allowance exceeds the estimate is evaluated to determine whether the allowance falls outside a range of estimates. If the estimate of losses is below the range of reasonable estimates, the allowance would be reduced by way of a credit to the provision for loan losses. We recognize the inherent imprecision in estimates of losses due to various uncertainties and variability related to the factors used, and therefore a reasonable range around the estimate of losses is derived and used to ascertain whether the allowance is too high. If different assumptions or conditions were to prevail and it is determined that the allowance is not adequate to absorb the new estimate of probable losses, an additional provision for loan losses would be made, which amount may be material to the Financial Statements.

New accounting standards

SFAS No. 123 (Revised 2004), "Share-Based Payment," issued in December 2004, is a revision of FASB Statement 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. The Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123 (Revised 2004) requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. This statement is effective as of the beginning of the annual reporting period that begins after December 15, 2005. The adoption of SFAS No. 123 (Revised 2004) is not expected to have a material impact on the Company's consolidated financial statements.

In late 2005, the FASB's staff issued Staff Position (FSP) 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. This FSP provides additional guidance on when an investment in a debt or equity security should be considered impaired and when that impairment should be considered other-than-temporary and recognized as a loss. Additionally, the FSP requires certain disclosures about unrealized losses which have not been recognized as other-than-temporary. The Company's management believes this guidance will not have a material effect on the Company's consolidated financial statements upon implementation on January 1, 2006.

Impact of inflation and changing prices and seasonality

The financial statements in this document have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without consideration of changes in the relative purchasing power of money over time due to inflation.

Unlike industrial companies, most of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services, since such prices are affected by inflation.

ITEM 7 – FINANCIAL STATEMENTS

Audited Financial Statements

The following 2005 Financial Statements of Village Bank and Trust Financial Corp. are included after the signature pages:

ITEM 8 – CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 8A – CONTROLS AND PROCEDURES

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic filings with the Securities and Exchange Commission.

The Company's management is also responsible for establishing and maintaining adequate internal control over financial reporting. There were no changes in the Company's internal control over financial reporting identified in connection with the evaluation of it that occurred during the Company's last fiscal quarter that materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

ITEM 8B – OTHER INFORMATION

None.

PART III

ITEM 9 – DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Pursuant to General Instruction E(3) of Form 10-KSB, the information required to be disclosed in this Item 9 is contained in the Company's Proxy Statement for the 2006 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 10 – EXECUTIVE COMPENSATION

Pursuant to General Instruction E(3) of Form 10-KSB, the information required to be disclosed in this Item 10 is contained in the Company's Proxy Statement for the 2006 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 11 – SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Pursuant to General Instruction E(3) of Form 10-KSB, the information required to be disclosed in this Item 11 is contained in the Company's Proxy Statement for the 2006 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 12 – CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pursuant to General Instruction E(3) of Form 10-KSB, the information required to be disclosed in this Item 12 is contained in the Company's Proxy Statement for the 2006 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 13 – EXHIBITS

Exhibit Number	Description
3.1	Articles of Incorporation of Village Bank and Trust Financial Corp. restated in electronic format only as of May 18, 2005.
3.2	Bylaws of Southern Community Financial Corp., incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K dated April 30, 2004.
10.1	Incentive Plan, incorporated by reference to Exhibit 10.1 of the Annual Report on Form 10-KSB for the year ended December 31, 2004. *
10.2	Organizational Investors Warrant Plan, incorporated by reference to Exhibit 10.2 of the Annual Report on Form 10-KSB for the year ended December 31, 2004.
10.3	Shareholder Loan Referral Warrant Plan, incorporated by reference to Exhibit 10.3 of the Annual Report on Form 10-KSB for the year ended December 31, 2004.
10.4	Executive Employment Agreement, effective as of April 1, 2001, between Thomas W. Winfree and Southern Community Bank & Trust, incorporated by reference to Exhibit 10.4 of the Annual Report on Form 10-KSB for the year ended December 31, 2004. *
10.5	Form of Incentive Stock Option Agreement, incorporated by reference to Exhibit 10.5 of the Annual Report on Form 10-KSB for the year ended December 31, 2004. *
10.6	Form of Non-Employee Director Non-Qualified Stock Option Agreement, incorporated by reference to Exhibit 10.6 of the Annual Report on Form 10-KSB for the year ended December 31, 2004. *
21	Subsidiaries of Village Bank and Trust Financial Corp.
31.1	Section 302 Certification by Chief Executive Officer.
31.2	Section 302 Certification by Chief Financial Officer.
32	Section 906 Certification.

* Management contracts and compensatory plans and arrangements.

ITEM 14 – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pursuant to General Instruction E(3) of Form 10-KSB, the information required to be disclosed in this Item 14 is contained in the Company's Proxy Statement for the 2006 Annual Meeting of Shareholders and is incorporated herein by reference.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VILLAGE BANK AND TRUST FINANCIAL CORP.

Date: March 20, 2006

By: /s/ Thomas W. Winfree
Thomas W. Winfree
President and Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Thomas W. Winfree Thomas W. Winfree	President and Chief Executive Officer and Director (Principal Executive Officer)	March 20, 2006
/s/ C. Harril Whitehurst, Jr. C. Harril Whitehurst, Jr.	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 20, 2006
/s/ R. T. Avery, III R.T. Avery, III	Director	March 20, 2006
/s/ Donald J. Balzer, Jr. Donald J. Balzer, Jr.	Director and Vice Chairman of the Board	March 20, 2006
/s/ Craig D. Bell Craig D. Bell	Director and Chairman of the Board	March 20, 2006
/s/ William B. Chandler William B. Chandler	Director	March 20, 2006
/s/ R. Calvert Esleeck, Jr. R. Calvert Esleeck, Jr.	Director	March 20, 2006

Signature	Title	Date
/s/ Dean Patrick Dean Patrick	Director	March 20, 2006
/s/ George R. Whittemore George R. Whittemore	Director	March 20, 2006
/s/ Michael L. Toalson Michael L. Toalson	Director	March 20, 2006

Report of Independent Registered Public Accounting Firm

Board of Directors
Village Bank and Trust Financial Corp.
Midlothian, Virginia

We have audited the accompanying consolidated balance sheets of Village Bank and Trust Financial Corp. and Subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Village Bank and Trust Financial Corp. and Subsidiary as of December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Richmond, Virginia
January 27, 2006

Village Bank and Trust Financial Corp. and Subsidiary
Consolidated Balance Sheets
December 31, 2005 and 2004

	2005	2004
Assets		
Cash and due from banks	$ 6,386,324	$ 3,641,535
Federal funds sold	19,442,230	4,957,872
Investment securities available for sale	2,981,903	5,427,604
Loans held for sale	2,860,440	2,867,084
Loans		
Outstandings	172,745,040	136,006,900
Allowance for loan losses	(1,930,999)	(1,514,029)
Unearned income	(366,768)	(330,578)
Loans, net	170,447,273	134,162,293
Premises and equipment, net	7,203,760	6,214,573
Accrued interest receivable	936,589	610,866
Goodwill	689,108	689,108
Other assets	4,027,325	1,733,939
	$ 214,974,952	$ 160,304,874
Liabilities and Stockholders' Equity		
Liabilities		
Deposits	$ 186,752,807	$ 140,027,386
Federal Home Loan Bank advances	4,000,000	4,000,000
Long-term debt - trust preferred securities	5,155,000	-
Other borrowings	486,810	835,079
Accrued interest payable	221,324	175,154
Other liabilities	1,207,118	282,096
Total liabilities	197,823,059	145,319,715
Stockholders' Equity		
Preferred stock, $1 par value - 1,000,000 shares authorized; no shares issued and outstanding	-	-
Common stock, $4 par value - 10,000,000 shares authorized; 1,854,618 shares issued and outstanding at December 31, 2005, 1,761,744 shares issued and outstanding at December 31, 2004	7,418,472	7,046,976
Additional paid-in capital	9,191,567	8,615,748
Accumulated other comprehensive income (loss)	(43,562)	(31,798)
Retained earnings (deficit)	585,416	(645,767)
Total stockholders' equity	17,151,893	14,985,159
	$ 214,974,952	$ 160,304,874

See accompanying notes to consolidated financial statements.

Village Bank and Trust Financial Corp. and Subsidiary
Consolidated Statements of Income
Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Interest income			
Loans	$ 11,360,536	$ 7,348,033	$ 4,870,572
Investment securities	139,229	213,027	219,561
Federal funds sold and other	425,368	88,507	36,992
Total interest income	11,925,133	7,649,567	5,127,125
Interest expense			
Deposits	4,466,396	2,571,166	1,817,087
Borrowed funds	410,980	197,675	186,110
Total interest expense	4,877,376	2,768,841	2,003,197
Net interest income	7,047,757	4,880,726	3,123,928
Provision for loan losses	460,861	532,630	399,000
Net interest income after provision for loan losses	6,586,896	4,348,096	2,724,928
Noninterest income			
Service charges and fees	375,928	525,140	601,502
Loss on securities, net	-	(26,370)	(69,555)
Gain on sale of loans	1,966,854	1,072,708	818,390
Other operating income	547,534	187,930	83,736
Total noninterest income	2,890,316	1,759,408	1,434,073
Noninterest expense			
Salaries and benefits	4,344,893	3,108,032	2,225,006
Occupancy	435,971	302,339	251,509
Equipment	462,898	449,519	345,587
Supplies	343,516	188,737	207,106
Professional and outside services	906,278	664,487	524,446
Advertising and marketing	332,746	145,615	128,216
Other operating expense	951,702	726,541	408,306
Total noninterest expense	7,778,004	5,585,270	4,090,176
Net income before income taxes	1,699,208	522,234	68,825
Income tax expense (benefit)	468,025	(339,309)	-
Net income	$ 1,231,183	$ 861,543	$ 68,825
Earnings per share, basic	$ 0.68	$ 0.50	$ 0.04
Earnings per share, diluted	$ 0.61	$ 0.45	$ 0.04

See accompanying notes to consolidated financial statements.

Village Bank and Trust Financial Corp. and Subsidiary
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2005, 2004, and 2003

	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (loss)	Total
Balance, December 31, 2002	1,697,294	$ 6,789,176	$ 8,246,325	$ (1,576,135)	$ 10,089	$ 13,469,455
Issuance of common stock	13,700	54,800	57,485	-	-	112,285
Net income	-	-	-	68,825	-	68,825
Change in unrealized gain (loss) on securities available for sale					(60,875)	(60,875)
Total comprehensive income						7,950
Balance, December 31, 2003	1,710,994	6,843,976	8,303,810	(1,507,310)	(50,786)	13,589,690
Issuance of common stock	50,750	203,000	311,938			514,938
Net income				861,543		861,543
Change in unrealized gain (loss) on securities available for sale					18,988	18,988
Total comprehensive income						880,531
Balance, December 31, 2004	1,761,744	7,046,976	8,615,748	(645,767)	(31,798)	14,985,159
Issuance of common stock	92,874	371,496	575,819			947,315
Net income				1,231,183		1,231,183
Change in unrealized gain (loss) on securities available for sale (net of income taxes of $4,470					(11,764)	(11,764)
Total comprehensive income						1,219,419
Balance, December 31, 2005	1,854,618	$ 7,418,472	$ 9,191,567	$ 585,416	$ (43,562)	$ 17,151,893

Village Bank and Trust Financial Corp. and Subsidiary
Consolidated Statements of Cash Flows
Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Cash Flows from Operating Activities			
Net income	$ 1,231,183	$ 861,543	$ 68,825
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	333,080	336,184	264,168
Provision for loan losses	460,861	532,630	399,000
Gain on loans sold	(1,966,854)	(1,072,708)	(818,390)
Loss on securities	-	26,370	69,555
Proceeds from sale of mortgage loans	83,331,834	45,447,941	37,653,942
Origination of mortgage loans for sale	(81,358,336)	(45,739,320)	(32,714,461)
Mortgage loans purchased	-	-	(5,740,531)
Amortization of premiums and accretion of discounts on securities, net	3,241	12,629	231,652
Proceeds from sale of insurance business	-	127,140	-
Write-off of goodwill	-	118,106	-
Increase in interest receivable	(325,723)	(219,208)	(63,084)
Increase in other assets	(2,298,613)	(1,273,746)	(68,517)
Increase in interest payable	46,170	60,977	26,795
Increase in other liabilities	925,022	53,264	78,952
Net cash provided by (used in) operating activities	381,865	(728,198)	(612,094)
Cash Flows from Investing Activities			
Purchases of available for sale securities	(12,158,531)	(5,956,329)	(20,638,053)
Maturities and calls of available for sale securities	14,594,454	9,116,281	34,222,208
Net increase in loans	(36,745,841)	(43,172,416)	(42,209,223)
Purchase of business	-	-	(934,354)
Purchases of premises and equipment	(1,322,267)	(474,971)	(2,453,048)
Net cash used in investing activities	(35,632,185)	(40,487,435)	(32,012,470)
Cash Flows from Financing Activities			
Issuance of common stock	947,315	514,938	112,285
Net increase in deposits	46,725,421	43,704,779	31,735,094
Federal Home Loan Bank borrowings	-	-	2,000,000
Proceeds from issuance of trust preferred securities	5,155,000	-	-
Net increase (decrease) in other borrowings	(348,269)	30,882	804,197
Net cash provided by financing activities	52,479,467	44,250,599	34,651,576
Net increase in cash and cash equivalents	17,229,147	3,034,966	2,027,012
Cash and cash equivalents, beginning of period	8,599,407	5,564,441	3,537,429
Cash and cash equivalents, end of period	$ 25,828,554	$ 8,599,407	$ 5,564,441

See accompanying notes to consolidated financial statements.

Village Bank and Trust Financial Corp. and Subsidiary
Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

Note 1. Summary of Significant Accounting Policies

The accounting and reporting policies of Village Bank and Trust Financial Corp. and subsidiary (the "Company") conform to accounting principles generally accepted in the United States of America and to general practice within the banking industry. The following is a description of the more significant of those policies:

Business

The Company is the holding company of and successor to Village Bank (the "Bank"). Effective April 30, 2004, the Company acquired all of the outstanding stock of the Bank in a statutory share exchange transaction (the "Share Exchange") pursuant to an Agreement and Plan of Reorganization, dated January 28, 2003, between the Company and the Bank (the "Agreement"). The Agreement was approved by the shareholders of the Bank at the annual meeting of shareholders held on April 22, 2003. Under the terms of the Agreement, the shares of the Bank's common stock were exchanged for shares of the Company's common stock, par value $4.00 per share ("Common Stock"), on a one-for-one basis. As a result, the Bank became a wholly owned subsidiary of the Company, the Company became the holding company for the Bank and the shareholders of the Bank became shareholders of the Company. All references to the Company in this annual report for dates or periods prior to April 30, 2004 are references to the Bank.

The Bank opened to the public on December 13, 1999 as a traditional community bank offering deposit and loan services to individuals and businesses in the Richmond, Virginia metropolitan area. During 2003, the Bank acquired or formed three wholly owned subsidiaries, Village Bank Mortgage Corporation ("Village Mortgage"), a full service mortgage banking company, Village Insurance Agency, Inc. ("Village Insurance"), a full service property and casualty insurance agency, and Village Financial Services Corporation ("Village Financial Services"), a financial services company. Through these subsidiaries, the Bank provides a broad array of financial services to its customers.

The Company is subject to intense competition from existing bank holding companies, commercial banks and savings banks which have been in business for many years and have established customer bases. Competition also comes from a variety of other non-bank businesses that offer financial services. Many of these competitors operate in the same geographic market where the Company operates, are well-known with long-standing relationships with businesses and individuals in the communities, and are substantially larger with greater resources than the Company.

The Bank is also subject to regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. As a consequence of the extensive regulation of commercial banking activities, the Bank's business is susceptible to being affected by state and federal legislation and regulations.

The majority of the Company's real estate loans are collateralized by properties in markets in the Richmond, Virginia metropolitan area. Accordingly, the ultimate collectibility of those loans collateralized by real estate is particularly susceptible to changes in market conditions in the Richmond area.

Basis of Presentation and Consolidation

The consolidated financial statements include the accounts of the Company, the Bank and the Bank's subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the statements of financial condition and revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

Investment securities

At the time of purchase, debt securities are classified into the following categories: held-to-maturity, available-for-sale or trading. Debt securities that the Company has both the positive intent and ability to hold to maturity are classified as held-to-maturity. Held-to-maturity securities are stated at amortized cost adjusted for amortization of premiums and accretion of discounts on purchase using a method that approximates the effective interest method. Investments classified as trading or available-for-sale are stated at fair market value. Changes in fair value of trading investments are included in current earnings while changes in fair value of available-for-sale investments are excluded from current earnings and reported, net of taxes, as a separate component of stockholders' equity. Presently, the Company does not maintain a portfolio of trading securities.

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary results in a charge to earnings and the corresponding establishment of a new cost basis for the security. No such declines have occurred.

Interest income is recognized when earned. Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Loans held for sale

The Company, through the Bank's mortgage banking subsidiary Village Bank Mortgage, originates residential mortgage loans for sale in the secondary market. Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value on an individual loan basis as determined by outstanding commitments from investors or current investor yield requirements for loans of similar quality and type. The Company requires a firm purchase commitment from a permanent investor before a loan can be closed, thus limiting interest rate risk. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Residential mortgage loans held for sale are sold to the permanent investor with the mortgage servicing rights released. Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold. This difference arises primarily as a result of the value of the mortgage servicing rights.

Once a residential mortgage loan is sold to a permanent investor, the Company has no further involvement or retained interest in the loan. There are limited circumstances in which the permanent investor can contractually require the Company to repurchase the loan. The Company makes no provision for any such recourse related to loans sold as history has shown repurchase of loans under these circumstances has been remote.

Rate lock commitments

The Company, through the Bank's mortgage banking subsidiary Village Bank Mortgage, enters into commitments to originate residential mortgage loans in which the interest rate on the loan is determined prior to funding, termed rate lock commitments. Such rate lock commitments on mortgage loans to be sold in the secondary market are considered to be derivatives and must be accounted for as such. The period of time between issuance of a loan commitment and closing and sale of the loan generally ranges from 30 to 120 days. The Company protects itself from changes in interest rates during this period by requiring a firm purchase agreement from a permanent investor before a loan can be closed. As a result, the Company is not exposed to losses nor will it realize gains or losses related to its rate lock commitments due to changes in interest rates.

Loans

Loans are stated at the principal amount outstanding, net of unearned income. Loan origination fees and certain direct loan origination costs are deferred and amortized to interest income over the life of the loan as an adjustment to the loan's yield over the term of the loan.

Interest is accrued on outstanding principal balances, unless the Company considers collection to be doubtful. Commercial and unsecured consumer loans are designated as non-accrual when payment is delinquent 90 days or at the point which the Company considers collection doubtful, if earlier. Mortgage loans and most other types of consumer loans past due 90 days or more may remain on accrual status if management determines that concern over our ability to collect principal and interest is not significant. When loans are placed in non-accrual status, previously accrued and unpaid interest is reversed against interest income in the current period and interest is subsequently recognized only to the extent cash is received. Interest accruals are resumed on such loans only when in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

Allowance for loan losses

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can reasonably be anticipated. The allowance is increased by provisions charged to operations and reduced by net charge-offs. Loan performance is reviewed regularly by loan officers and senior management. Management believes the allowance for loan losses is adequate to absorb losses in the loan portfolio.

The allowance for loan losses is established by charges to operations based on management's evaluation of loans, economic conditions and other factors considered necessary to maintain the allowance at a level adequate to absorb possible losses. When collateral is considered in determining potential losses, fair value is based upon recent appraisals and evaluations of other factors. The allowance for loan losses is based on estimates and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and adjusted as necessary. In addition, the Bank's regulatory agencies, as an integral part of their examination process, periodically review the allowance for possible loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

In addition, the Company evaluates its loans for impairment. A loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts according to the contractual terms of the loan agreement. The entire loan portfolio is regularly reviewed by management to identify impaired loans. Such review includes the maintenance of a current classified and criticized loan list and the regular reporting of delinquent loans to management.

The allowance for loan losses related to loans identified as impaired is primarily based on the excess of the loan's current outstanding principal balance over the estimated fair market value of the related collateral. For impaired loans that are not collateral dependent, the allowance for loan losses is recorded at the amount by which the outstanding recorded principal balance exceeds the current best estimate of the future cash flows on the loan, discounted at the loan's effective interest rate.

Premises and equipment

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation of buildings and improvements is computed using the straight-line method over the estimated useful lives of the assets of 39 years. Depreciation of equipment is computed using the straight-line method over the estimated useful lives of the assets ranging from 3 to 7 years. Amortization of premises (leasehold improvements) is computed using the straight-line method over the term of the lease or estimated lives of the improvements, whichever is shorter.

Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is evaluated at least annually for impairment by comparing its fair value with its recorded amount and is written down when appropriate. Projected net operating cash flows are compared to the carrying amount of the goodwill recorded and if the estimated net operating cash flows are less than the carrying amount, a loss is recognized to reduce the carrying amount to fair value.

In February 2004, the Company sold the insurance business of Chippenham Insurance. When the Company acquired Chippenham Insurance in 2003, it recorded goodwill of $245,246. As a result of the sale, the Company recognized a loss of $118,106 in 2004 representing the difference between the expected proceeds from the sale and the carrying value of the goodwill. The expected proceeds from the sale of $127,140 are included in other assets at December 31, 2004.

Income taxes

Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on recorded deferred income taxes of a change in tax laws or rates is recognized in income in the period that includes the enactment date. To the extent that available evidence about the future raises doubt about the realization of a deferred income tax asset, a valuation allowance is established. The primary temporary differences are the allowance for loan losses and depreciation and amortization.

Consolidated statements of cash flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, due from banks (including cash items in process of collection), interest-bearing deposits with banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods. Cash flows from loans originated by the Bank and deposits are reported net. The Company paid interest of $4,831,000, $2,708,000, and $1,976,000 in 2005, 2004, and 2003, respectively. The Company paid income taxes of $482,000 in 2005 and did not pay any income taxes in 2004 and 2003.

Comprehensive income

SFAS 130, *Reporting Comprehensive Income,* established standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

Earnings per common share

Basic earnings per common share is computed by dividing the net earnings by the weighted-average number of common shares outstanding during the period, which totaled 1,800,061, 1,724,832 and 1,698,064 during 2005, 2004 and 2003, respectively. Diluted earnings per share reflects the potential dilution of securities that could share in the net earnings of the Company. Outstanding options and warrants to purchase Common Stock (see Notes 12 and 13) were considered in the computation of diluted earnings per share for the years presented. For the years ended December 31, 2005 and 2004, the weighted average number of common shares on a fully diluted basis totaled 2,010,152 and 1,927,004. Outstanding options and warrants to purchase Common Stock were not included in the computation of diluted earnings per share for the year ended December 31, 2003 as their effect would have been anti-dilutive.

Stock incentive plan

The Company has a stock incentive plan which is more fully described in Note 13. The Company applies Accounting Principles Board Opinion 25 in accounting for stock options granted to employees and directors pursuant to the plan. Had compensation expense been determined based upon the fair value of the awards at the grant date and consistent with the method under SFAS 123, the Company's net income and net income per share for the years indicated would have been the pro forma amounts indicated in the following table:

	Year Ended December 31,		
	2005	2004	2003
Net income as reported	$ 1,231,183	$ 861,543	$ 68,825
Options expense net of tax	(253,440)	(88,000)	(133,000)
Pro forma net income	$ 977,743	$ 773,543	$ (64,175)
Net income per share			
Basic - as reported	$ 0.68	$ 0.50	$ 0.04
Basic - pro forma	$ 0.54	$ 0.45	$ (0.04)
Diluted - as reported	$ 0.61	$ 0.45	$ 0.04
Diluted - pro forma	$ 0.49	$ 0.40	$ (0.04)

The fair value of each option granted is estimated on the date of grant using the Black-Sholes option pricing model with the following assumptions used for grants for the years indicated:

	Year Ended December 31,		
	2005	2004	2003
Risk-free interest rate	4.3%	4.0%	5.0%
Dividend yield	0%	0%	0%
Expected weighted average term	7 years	7 years	7 years
Volatility	25%	25%	35%

Fair values of financial instruments

The Bank uses the following methods and assumptions in estimating fair values of financial instruments (see Note 13):

Cash and cash equivalents – The carrying amount of cash and cash equivalents approximates fair value.

Investment securities – The fair value of investment securities held-to-maturity and available-for-sale is estimated based on bid quotations received from independent pricing services. The carrying amount of other investments approximates fair value.

Loans – For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. For all other loans, fair values are calculated by discounting the contractual cash flows using estimated market discount rates which reflect the credit and interest rate risk inherent in the loans, or by using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits – The fair value of deposits with no stated maturity, such as demand, interest checking and money market, and savings accounts, is equal to the amount payable on demand at year-end. The fair value of certificates of deposit is based on the discounted value of contractual cash flows using the rates currently offered for deposits of similar remaining maturities.

Borrowings – The fair value of FHLB borrowings is based on the discounted value of contractual cash flows using the rates currently offered for borrowings of similar remaining maturities. The carrying amounts of federal funds purchased approximate their fair values. Other borrowings are short-term in nature and the carrying amounts approximate fair value.

Accrued interest – The carrying amounts of accrued interest receivable and payable approximate fair value.

Off-balance-sheet instruments – The fair value of off-balance-sheet lending commitments is equal to the amount of commitments outstanding at December 31, 2005. This is based on the fact that the Bank generally does not offer lending commitments or standby letters of credit to its customers for long periods, and therefore, the underlying rates of the commitments approximate market rates.

New accounting pronouncements

SFAS No. 123 (Revised 2004), "Share-Based Payment," issued in December 2004, is a revision of FASB Statement 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. The Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123 (Revised 2004) requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. This statement is effective as of the beginning of the annual reporting period that begins after December 15, 2005. The adoption of SFAS No. 123 (Revised 2004) is not expected to have a material impact on the consolidated financial statements.

In late 2005, the FASB's staff issued Staff Position (FSP) 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. This FSP provides additional guidance on when an investment in a debt or equity security should be considered impaired and when that impairment should be considered other-than-temporary and recognized as a loss. Additionally, the FSP requires certain disclosures about unrealized losses which have not been recognized as other-than-temporary. The Bank's management believes this guidance will not have a material effect on the Bank's consolidated financial statements upon implementation on January 1, 2006.

Note 2. Investment securities available-for-sale

The amortized cost and estimated fair value of investment securities available-for-sale as of December 31, 2005 and 2004 are as follows:

	Amortized Cost	Gross Unrealzed Gains	Gross Unrealzed Losses	Estimated Fair Value
December 31, 2005				
U.S. Government agencies	$ 2,748,339	$ -	$ (59,918)	$ 2,688,421
Mortgage-backed securities	238,019	5,439	-	243,458
Other investments	50,117	-	(93)	50,024
Total	$ 3,036,475	$ 5,439	$ (60,011)	$ 2,981,903
December 31, 2004				
U.S. Government agencies	$ 4,827,502	$ -	$ (58,058)	$ 4,769,444
Mortgage-backed securities	452,594	10,084	-	462,678
Other investments	195,542	-	(60)	195,482
Total	$ 5,475,638	$ 10,084	$ (58,118)	$ 5,427,604

Investment securities with book values of $1,598,929 and $3,484,624 at December 31, 2005 and 2004, respectively, were pledged to secure municipal deposits.

The amortized cost and estimated fair value of investment securities available-for-sale as of December 31, 2005, by contractual maturity, are as follows:

	Amortized Cost	Estimated Fair Value
Within one year	$ 598,929	$ 598,500
One to five years	360,000	349,740
More than five years	2,077,546	2,033,663
Total	$ 3,036,475	$ 2,981,903

During 2005 investment securities available-for-sale totaling $14,594,000 were called or matured with no net losses. During 2004 investment securities available-for-sale totaling $9,116,000 were called or sold for gross losses of $26,370. During 2003 investment securities available-for-sale totaling $34,222,000 were called or sold for net losses of $69,555.

Note 3. Loans

Loans classified by type as of December 31, 2005 and 2004 are as follows:

	2005	2004
Commercial	$ 14,120,958	$ 40,491,210
Real estate - residential	30,042,905	15,395,373
Real estate - commercial	66,273,903	45,120,414
Real estate - construction	56,146,378	30,869,772
Consumer	6,160,896	4,130,131
Total loans	172,745,040	136,006,900
Less: unearned income, net	(366,768)	(330,578)
Less: Allowance for loan losses	(1,930,999)	(1,514,029)
	$ 170,447,273	$ 134,162,293

Gross gains on the sale of loans totaling approximately $1,967,000, $1,073,000 and $818,000 were realized during the years ended December 31, 2005, 2004 and 2003, respectively.

Twenty one loans totaling $4,932,000 at December 31, 2005 were past due 90 days or more yet interest was still being accrued.

The following is a summary of loans directly or indirectly with executive officers or directors of the Company for the years ended December 31, 2005 and 2004:

	2005	2004
Beginning balance	$ 3,866,939	$ 8,703,061
Additions	5,066,108	3,059,746
Reductions	5,124,606	7,895,868
Ending balance	$ 3,808,441	$ 3,866,939

Executive officers and directors also had unused credit lines totaling $2,022,000 and $2,314,000 at December 31, 2005 and 2004, respectively. All loans and credit lines to executive officers and directors were made in the ordinary course of business at the Company's normal credit terms, including interest rate and collateralization prevailing at the time for comparable transactions with other persons.

Note 4. Allowance for loan losses

Activity in the allowance for loan losses in 2005, 2004 and 2003 was as follows:

	2005	2004	2003
Beginning balance	$ 1,514,029	$ 1,137,794	$ 754,866
Provision for loan losses	460,861	532,630	399,000
Acquisition of Community First	-	-	39,416
Charge-offs	(45,651)	(158,194)	(55,488)
Recoveries	1,760	1,799	-
Ending balance	$ 1,930,999	$ 1,514,029	$ 1,137,794

As of December 31, 2005 and 2004, the Company had impaired loans of $731,000 and $473,000, respectively, which were on nonaccrual status. These loans had valuation allowances of $223,000 and $108,000 as of December 31, 2005 and 2004, respectively. The Company does not record interest income on impaired loans. Interest income that would have been recorded had impaired loans been performing would have been $91,000, $60,000 and $23,000 for 2005, 2004 and 2003, respectively.

Note 5. Premises and equipment

The following is a summary of premises and equipment as of December 31, 2005 and 2004:

	2005	2004
Land	$ 2,758,965	$ 2,758,965
Buildings and improvements	3,823,227	2,886,221
Furniture, fixtures and equipment	2,470,222	2,092,330
Total premises and equipment	9,052,414	7,737,516
Less: Accumulated depreciation and amortization	(1,848,654)	(1,522,943)
Premises and equipment, net	$ 7,203,760	$ 6,214,573

Depreciation and amortization of premises and equipment for 2005, 2004 and 2003 amounted to $333,000, $336,000 and $264,000, respectively.

Note 6. Investment in Bank Owned Life Insurance

The Bank is owner and designated beneficiary on life insurance policies in the face amount of $15,964,000 covering certain of its directors and executive officers. The earnings from these policies is used to offset expenses related to retirement plans. The cash surrender value of these policies at December 31, 2005 was $1,455,000 and was included in other assets. There was no cash surrender value at December 31, 2004.

Note 7. Deposits

Deposits as of December 31, 2005 and 2004 were as follows:

	2005	2004
Demand accounts	$ 16,092,167	$ 10,030,927
Interest checking accounts	6,664,602	6,453,323
Money market accounts	33,827,042	24,000,555
Savings accounts	4,633,280	4,437,962
Time deposits of $100,000 and over	38,415,949	31,974,101
Other time deposits	87,119,767	63,130,518
Total	$ 186,752,807	$ 140,027,386

The following are the scheduled maturities of time deposits as of December 31, 2005:

Year Ending December 31,	Less Than $100,000	Greater than or Equal to $100,000	Total
2005	$ 58,604,690	$ 26,882,800	$ 85,487,490
2006	8,874,291	3,060,007	11,934,298
2007	6,741,696	3,075,135	9,816,831
2008	8,756,969	2,001,658	10,758,627
2009	4,142,121	3,396,349	7,538,470
	$ 87,119,767	$ 38,415,949	$ 125,535,716

Deposits held at the Company by related parties, which include officers, directors, greater than 5% shareholders and companies in which directors of the Board have a significant ownership interest, approximated $1,807,000 and $1,290,000 at December 31, 2005 and 2004, respectively.

Note 8. Borrowings

The Company uses both short-term and long-term borrowings to supplement deposits when they are available at a lower overall cost to the Company or they can be invested at a positive rate of return.

As a member of the Federal Home Loan Bank of Atlanta, the Bank is required to own capital stock in the FHLB and is authorized to apply for advances from the FHLB. Each FHLB credit program has its own interest rate, which may be fixed or variable, and range of maturities. The FHLB may prescribe the acceptable uses to which the advances may be put, as well as on the size of the advances and repayment provisions. The FHLB borrowings are secured by the pledge of U.S. Government agency securities, FHLB stock and qualified single family first mortgage loans. The FHLB advances held at December 31, 2005 mature $2,000,000 on May 24, 2007 and $2,000,000 on March 11, 2008.

The Company uses federal funds purchased for short-term borrowing needs. Federal funds purchased represent unsecured borrowings from other banks and generally mature daily.

Information related to borrowings is as follows:

	Year Ended December 31,	
	2005	2004
Maximum outstanding during the year		
FHLB advances	$ 4,000,000	$ 4,000,000
Federal funds purchased	1,985,000	2,957,000
Balance outstanding at end of year		
FHLB advances	4,000,000	4,000,000
Federal funds purchased	-	-
Average amount outstanding during the year		
FHLB advances	4,000,000	4,000,000
Federal funds purchased	46,408	171,951
Average interest rate during the year		
FHLB advances	4.22%	4.40%
Federal funds purchased	3.49%	1.93%
Average interest rate at end of year		
FHLB advances	4.36%	4.36%
Federal funds purchased	-	-

Note 9. Income taxes

The following summarizes the tax effects of temporary differences which compose net deferred tax assets and liabilities at December 31, 2005 and 2004:

	2005	2004	2003
Deferred tax assets			
Net operating loss carryforward	$ -	$ -	$ 312,479
Organizational and start-up costs	-	-	24,750
Allowance for loan losses	582,280	425,588	244,493
Unrealized loss on available-for-sale securities	14,811	16,381	17,267
Goodwill	2,055	10,184	-
Less valuation allowance	-	-	(524,986)
Total deferred tax assets	599,146	452,153	74,003
Deferred tax liabilities			
Depreciation	213,233	68,981	73,698
Unrealized gain on available-for-sale securities	-	-	-
Goodwill	-	-	-
Other, net	7,610	5,548	305
Total deferred tax liabilities	220,843	74,529	74,003
Net deferred tax asset	$ 378,303	$ 377,624	$ -

The income tax expense (benefit) charged to operations for the years ended December 31, 2005 and 2004 consists of the following:

	2005	2004
Current tax expense	$ 613,249	$ 21,934
Deferred tax benefit	(145,224)	(361,243)
Provision (benefit) for income taxes	$ 468,025	$ (339,309)

There was no provision for income taxes for the year ended December 31, 2003.

A reconciliation of income taxes computed at the federal statutory income tax rate to total income taxes is as follows for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
Income before income taxes	$ 1,699,208	$ 522,234	$ 68,825
Computed "expected" tax expense	$ 577,731	$ 177,560	$ 23,401
Increase in cash surrender value	(18,788)	-	-
Nondeductible expenses	11,245	7,200	509
Alternative minimum tax	-	21,934	-
Net operating loss carryforward	(118,006)	(184,760)	(23,910)
Valuation reserve	-	(361,243)	-
Other	15,843	-	-
Provision (benefit) for income taxes	$ 468,025	$ (339,309)	$ -

Commercial banking organizations conducting business in Virginia are not subject to Virginia income taxes. Instead, they are subject to a franchise tax based on bank capital. The Company recorded a franchise tax expense of $120,000, $116,000 and $82,000 for 2005, 2004 and 2003, respectively.

Note 10. Lease commitments

Certain premises and equipment are leased under various operating leases. Total rent expense charged to operations was $235,000, $196,000 and $153,000 in 2005, 2004 and 2003, respectively. At December 31, 2005, the minimum total rental commitment under such non-cancelable operating leases was as follows:

2006	$ 300,800
2007	304,600
2008	201,000
2009	112,500
2010	97,300
	$ 1,016,200

Note 11. Commitments and contingencies

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amounts recognized in the financial statements. The contract amounts of these instruments reflect the extent of involvement that the Company has in particular classes of instruments.

The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit, and to potential credit loss associated with letters of credit issued, is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for loans and other such on-balance sheet instruments.

At December 31, 2005, the Company had outstanding the following approximate off-balance-sheet financial instruments whose contract amounts represent credit risk:

	Contract Amount
Undisbursed credit lines	$ 52,644,000
Commitments to extend or originate credit	28,370,000
Standby letter of credit	4,476,000
Total commitments to extend credit	$ 85,490,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. Historically, many commitments expire without being drawn upon; therefore, the total commitment amounts shown in the above table are not necessarily indicative of future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, as deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include personal or income-producing commercial real estate, accounts receivable, inventory and equipment.

Concentrations of credit risk – All of the Company's loans, commitments to extend credit, and standby letters of credit have been granted to customers in the Company's market area. Although the Company is building a diversified loan portfolio, a substantial portion of its clients' ability to honor contracts is reliant upon the economic stability of the Richmond, Virginia area, including the real estate markets in the area. The concentrations of credit by type of loan are set forth in Note 3. The distribution of commitments to extend credit approximates the distribution of loans outstanding.

Note 12. Stockholders' equity and regulatory matters

In September and October 2002, the Company completed an offering of its common stock through the sale of 817,200 shares at a price of $8.50 per share. Proceeds to the Company from the offering (net of offering expenses of $624,000) were $6,322,000. Attached to each share was a warrant to purchase one share of common stock, at a price of $10.20 per share, at any time through September 27, 2007, unless the warrants are cancelled. The warrants may be cancelled after December 31, 2003 by the Company in whole or in part upon 30 days' written notice if for 20 or more trading days within any period of 30 consecutive trading days, including the last day of the period, the bid price of the stock exceeds $12.75 per share. The Company also issued 40,860 warrants to the underwriter of the offering. As of December 31, 2005, warrants to purchase 142,424 shares of the Company's common stock have been exercised and warrants to purchase 715,636 common shares remain outstanding.

The Bank is subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures are established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 Capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 Capital to average assets (the Leverage ratio). Management believes that as of December 31, 2005, the Bank meets all capital adequacy requirements to which it is subject.

Federal regulatory agencies are required by law to adopt regulations defining five capital tiers: well capitalized, adequately capitalized, under capitalized, significantly under capitalized, and critically under capitalized. The Bank meets the criteria to be categorized as a "well capitalized" institution as of December 31, 2005. The "well capitalized" classification permits financial institutions to minimize the cost of FDIC insurance assessments by being charged a lesser rate than those that do not meet this definition.

The Bank's capital amounts and ratios at December 31, 2005 and 2004 are presented in the table below:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2005						
Total capital (to risk-weighted assets)						
Consolidated	$ 23,437,000	12.23%	$ 15,313,000	8.00%	$ 19,141,000	10.00%
Village Bank	$ 22,261,000	11.64%	$ 15,301,000	8.00%	$ 19,126,000	10.00%
Tier 1 capital (to risk-weighted assets)						
Consolidated	21,506,000	11.22%	7,657,000	4.00%	11,485,000	6.00%
Village Bank	20,330,000	10.63%	7,650,000	4.00%	11,475,000	6.00%
Leverage ratio (Tier 1 capital to average assets)						
Consolidated	21,506,000	10.03%	8,574,000	4.00%	10,717,000	5.00%
Village Bank	20,330,000	9.48%	8,574,000	4.00%	10,717,000	5.00%
December 31, 2004						
Total capital (to risk-weighted assets)	$ 15,842,000	10.35%	$ 12,242,000	8.00%	$ 15,302,000	10.00%
Tier 1 capital (to risk-weighted assets)	14,328,000	9.35%	6,121,000	4.00%	9,181,000	6.00%
Leverage ratio (Tier 1 capital to average assets)	14,328,000	9.42%	6,085,000	4.00%	5,593,000	5.00%

In addition, banking regulations limit the amount of cash dividends that may be paid without prior approval of the Bank's regulatory agencies. Such dividends are limited to the lesser of the Bank's retained earnings or the net income of the previous two years combined with the current year net income.

Note 13. Stock incentive and stock warrant plans

On March 21, 2000 the Company approved the following stock incentive and warrant plans:

The Organizational Investors Warrant Plan made available 140,000 warrants for grant to the Company's initial (organizational) investors for certain risks associated with the establishment of the Company. The warrants have an exercise price of $10 per share (which approximated the fair value per share of common stock at issuance date) and expire in April 2008. At December 31, 2004, 137,500 warrants had been issued and none had been exercised.

The Stockholder Loan Referral Warrant Plan provides for the issuance of warrants to purchase up to 50,000 shares of common stock of the Company to shareholders who refer qualifying loans that are accepted by the Company. All shareholders of record of 100 shares or more of common stock are eligible to participate in the plan. The plan applies to all qualifying loans originated during the period from May 1, 2000 through April 30, 2003. The exercise price of each warrant is equal to the fair value of a share of common stock at the date of grant and the warrant had a twelve-month term. During the year ended December 31, 2003, 9,500 warrants were issued under the plan with a weighted-average exercise price of $7.94. Warrants to purchase 5,900 shares were exercised during 2003. Total warrants issued under this plan amounted to 36,000 and none remain outstanding at December 31, 2005. The value of the warrants issued was considered immaterial to the financial statements.

The Stock Incentive Plan initially authorizes the issuance of up to 255,000 shares of Common Stock to assist the Bank in recruiting and retaining key personnel. The following table summarizes options outstanding:

	Options	Weighted Average Exercise Price	Fair Value Per Share
Options outstanding January 1, 2003	149,240	$ 8.56	
Granted	34,000	8.39	$ 2.69
Forfeited	(22,340)	8.48	
Exercised	-	-	
Options outstanding December 31, 2003	160,900	8.44	
Granted	37,850	12.16	$ 4.73
Forfeited	(1,340)	9.86	
Exercised	-	-	
Options outstanding December 31, 2004	197,410	9.14	
Granted	44,250	12.74	$ 4.58
Forfeited	-	-	
Exercised	-	-	
Options outstanding December 31, 2005	241,660	9.80	
Options exercisable December 31, 2005	241,660		
Options exercisable December 31, 2004	122,610		

The fair value per share of the options granted was $4.83, $4.73, and $2.69 for the years ended December 31, 2005, 2004 and 2003, respectively.

The following table summarizes information about stock options outstanding at December 31, 2005:

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Remaining Years of Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$7.68 - $9.24	160,060	6.2	$ 8.44	160,060	$ 8.44
$11.20 - $13.00	81,600	9.1	12.48	81,600	12.48
	241,660			241,660	

Note 14. Trust preferred securities

During the first quarter of 2005, Southern Community Financial Capital Trust I, a wholly-owned subsidiary of the Company, was formed for the purpose of issuing redeemable securities. On February 24, 2005, $5.2 million of Trust Preferred Capital Notes were issued through a pooled underwriting. The securities have a LIBOR-indexed floating rate of interest (three-month LIBOR plus 2.15%) which adjusts, and is payable, quarterly. The interest rate at December 31, 2005 was 6.64125%. The securities may be redeemed at par beginning on March 15, 2010 and each quarter after such date until the securities mature on March 15, 2035. The principal asset of the Trust is $5.2 million of the Company's junior subordinated debt securities with like maturities and like interest rates to the Trust Preferred Capital Notes.

The Trust Preferred Capital Notes may be included in Tier 1 capital for regulatory capital adequacy determination purposes up to 25% of Tier 1 capital after its inclusion. The portion of the Trust Preferred Capital Notes not considered as Tier 1 capital may be included in Tier 2 capital.

The obligations of the Company with respect to the issuance of the Trust Preferred Capital Notes constitute a full and unconditional guarantee by the Company of the Trust's obligations with respect to the Trust Preferred Capital Notes. Subject to certain exceptions and limitations, the Company may elect from time to time to defer interest payments on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related Trust Preferred Capital Notes and require a deferral of common dividends.

Note 15. Retirement plans

401K Plan: The Bank provides a qualified 401K plan to all eligible employees which is administered through the Virginia Bankers Association Benefits Corporation. Employees are eligible to participate in the plan after three months of employment. Eligible employees may, subject to statutory limitations, contribute a portion of their salary to the plan through payroll deduction. The Bank provides a matching contribution of $.50 for every $1.00 the participant contributes up to the first 4% of their salary. Participants are fully vested in their own contributions and vest equally over three years of service in the Bank's matching contributions.

Total contributions to the plan for the years ended December 31, 2005, 2004 and 2003 were $48,228, $13,359 and $5,364, respectively.

Supplemental Executive Retirement Plan: The Bank established the Village Bank Supplemental Executive Retirement Plan (the "SERP") on January 1, 2005 to provide supplemental retirement income to certain executive officers as designated by the Personnel Committee and approved by the Board of Directors. The SERP is an unfunded employee pension plan under the provisions of ERISA. An eligible employee, once designated by the Committee and approved by the Board of Directors in writing to participate in the SERP, becomes a participant in the SERP 60 days following such approval (unless an earlier participation date is approved). There are currently four executive officers who participate in the SERP. The retirement benefit to be received by a participant is determined by the Committee and approved by the Board of Directors and is payable in equal monthly installments over a 15 year period, commencing on the first day of the month following a participant's retirement or termination of employment, provided the participant has been employed by the Bank for a minimum of 10 years (6 years in the case of one participant). The Personnel Committee, in its sole discretion, may choose to treat a participant who has experienced a termination of employment on or after attaining age 65 but prior to completing his service requirement as having completed his service requirement. The costs associated with this plan are offset by earnings attributable to the Bank's purchase of Bank Owned Life Insurance ("BOLI") on the lives of the participants. At December 31, 2005, the Bank's liability under the SERP was $19,662 and expense for the year ended December 31, 2005 was to $19,662. The increase in cash surrender value of the BOLI related to the participants was $32,340 for the year ended December 31, 2005.

Directors' Deferral Plan: The Bank established the Village Bank Outside Directors Deferral Plan (the "Directors Deferral Plan") on January 1, 2005 under which non-employee Directors of Village Bank have the opportunity to defer receipt of all or a portion of certain compensation until retirement or departure from the Board of Directors. Deferral of compensation under the Directors Deferral Plan is voluntary by non-employee Directors and to participate in the plan a director must file a deferral election as provided in the plan. A Director shall become an active participant with respect to a plan year (as defined in the plan) only if he is expected to have compensation during the plan year and he timely files a deferral election. A separate account is established for each participant in the plan and each account shall, in addition to compensation deferred at the election of the participant, be credited with interest on the balance of the account, the rate of such interest to be established by the Board of Directors in its sole discretion at the beginning of each plan year. The costs associated with this plan are partially offset by earnings attributable to the Bank's purchase of Bank Owned Life Insurance ("BOLI") on the lives of the participants. At December 31, 2005, the Bank's liability under the Directors Deferral Plan was $57,268 and expense for the year ended December 31, 2005 was $57,268. The increase in cash surrender value of the BOLI related to the participants was $18,054 for the year ended December 31, 2005.

Note 16. Fair values of financial instruments

The estimated fair values of the Company's financial instruments at December 31, 2005 and 2004 are as follows:

	2005		2004	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets				
Cash and cash equivalents	$ 25,828,554	$ 25,828,554	$ 8,599,407	$ 8,599,407
Investment securities available for sale	2,981,903	2,981,903	5,427,604	5,427,604
Loans held for sale	2,860,440	2,860,440	2,867,084	2,867,084
Loans	170,447,273	167,454,882	134,162,293	134,040,889
Accrued interest receivable	936,589	936,589	610,866	610,866
Financial liabilities				
Deposits	186,752,807	186,519,135	140,027,386	139,946,050
FHLB borrowings	4,000,000	3,960,689	4,000,000	4,017,460
Trust preferred securities	5,155,000	5,155,000	-	-
Other borrowings	486,810	486,810	835,079	835,079
Accrued interest payable	221,324	221,324	175,154	175,154
Off-balance-sheet instruments				
Undisbursed credit lines		52,644,000		29,355,000
Commitments to extend or originate credit		28,371,000		3,151,000
Standby letters of credit		4,476,000		3,527,000

Note 17. Parent corporation only financial statements

Balance Sheets
December 31, 2005 and 2004

	2005	2004
Assets		
Cash and due from banks	$ 915,758	$ 361,095
Investment in subsidiaries	20,975,848	14,531,524
Receivable from subsidiary	-	77,274
Investment in special purpose subsidiary	155,000	-
Prepaid expenses and other assets	385,438	15,266
	$ 22,432,044	$ 14,985,159
Liabilities and Stockholders' Equity		
Liabilities		
Long-term debt - trust preferred securities	$ 5,155,000	$ -
Payable to subsidiary	112,767	-
Other liabilities	12,384	-
Total liabilities	5,280,151	-
Stockholders' Equity		
Preferred stock	-	-
Common stock	7,418,472	7,046,976
Additional paid-in capital	9,191,567	8,615,748
Accumulated other comprehensive income (loss)	(43,562)	(31,798)
Retained earnings (deficit)	585,416	(645,767)
Total stockholders' equity	17,151,893	14,985,159
	$ 22,432,044	$ 14,985,159

Statements of Income
Years Ended December 31, 2005 and 2004

	2005	2004
Expenses		
Interest	$ 239,133	$ -
Advertising and marketing	-	196
Supplies	56,352	22,200
Legal	6,186	24,388
Other outside services	8,726	4,992
Total expenses	310,397	51,776
Net loss before undistributed equity in subsidiary	(310,397)	(51,776)
Undistributed equity in subsidiary	1,456,088	574,010
Net income before income taxes	1,145,691	522,234
Income taxes (benefit)	(85,492)	(339,309)
	$ 1,231,183	$ 861,543

Statements of Cash Flows
Years Ended December 31, 2005 and 2004

	2005	2004
Cash Flows from Operating Activities		
Net income	$ 1,231,183	$ 861,543
Adjustments to reconcile net income to net cash provided by operating activities		
Undistributed earnings of subsidiary	(1,456,088)	(913,319)
Increase in other assets	(447,898)	(92,539)
Increase in other liabilities	125,151	-
Net cash provided by operations	(547,652)	(144,315)
Cash Flows from Investing Activities		
Capital contribution to subsidiary	(5,000,000)	-
Net cash used in operations	(5,000,000)	-
Cash Flows from Financing Activities		
Proceeds from issuance of long-term debt	5,155,000	-
Proceeds from exercise of warrants	947,315	505,410
Net cash provided by operations	6,102,315	505,410
Net increase in cash	554,663	361,095
Cash, beginning of period	361,095	-
Cash, end of period	$ 915,758	$ 361,095

Note 18. Selected quarterly financial data (unaudited)

Condensed quarterly financial data is shown as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2005				
Interest income	$ 2,451,364	$ 2,691,710	$ 3,005,921	$ 3,776,138
Interest expense	921,812	1,095,443	1,301,160	1,558,961
Net interest income before provision for loan losses	1,529,552	1,596,267	1,704,761	2,217,177
Provision for loan losses	90,533	37,071	155,374	177,883
Gain on sale of loans	282,725	541,281	621,773	521,075
Fees and other noninterest income	214,756	197,474	292,163	219,069
Noninterest expenses	1,528,888	1,789,762	2,070,643	2,388,711
Income tax expense	138,650	172,722	133,511	23,142
Net income	268,962	335,467	259,169	367,585
Earnings per share				
Basic	$ 0.15	$ 0.19	$ 0.14	$ 0.20
Diluted	$ 0.14	$ 0.17	$ 0.13	$ 0.18
2004				
Interest income	$ 1,669,882	$ 1,869,791	$ 1,904,670	$ 2,205,224
Interest expense	600,508	675,019	684,455	808,859
Net interest income before provision for loan losses	1,069,374	1,194,772	1,220,215	1,396,365
Provision for loan losses	104,000	56,900	206,484	165,246
Gain on sale of loans	205,154	321,157	294,922	251,475
Loss on securities	(16,396)	(9,974)	-	-
Fees and other noninterest income	132,087	161,408	210,577	208,998
Noninterest expenses	1,284,262	1,351,291	1,380,200	1,569,517
Income tax benefit	-	-	-	(339,309)
Net income	1,957	259,172	139,030	461,384
Earnings per share				
Basic	$ -	$ 0.15	$ 0.08	$ 0.26
Diluted	$ -	$ 0.14	$ 0.07	$ 0.24

Exhibit 21

Subsidiaries of Village Bank and Trust Financial Corp.

Name of Subsidiary	State of Organization
Village Bank	Virginia
Village Bank Mortgage Corporation (wholly-owned subsidiary of Village Bank)	Virginia
Village Insurance Agency, Inc. (wholly-owned subsidiary of Village Bank)	Virginia
Village Financial Services Corporation (wholly-owned subsidiary of Village Bank)	Virginia

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Thomas W. Winfree, certify that:

1. I have reviewed the Annual Report on Form 10-KSB of Village Bank and Trust Financial Corp. for the year ended December 31, 2005;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) evaluated the effectiveness of the of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: March 20, 2006

By: /s/ Thomas W. Winfree
Thomas W. Winfree
President and
Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, C. Harril Whitehurst, Jr., certify that:

1. I have reviewed the Annual Report on Form 10-KSB of Village Bank and Trust Financial Corp. for the year ended December 31, 2005;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

    (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) evaluated the effectiveness of the of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (c) disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

    (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

    (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: March 20, 2006

By: /s/ C. Harril Whitehurst, Jr.
C. Harril Whitehurst, Jr.
Senior Vice President and
Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-KSB of Village Bank and Trust Financial Corp. (the "Company") for the year ended December 31, 2005, the undersigned Chief Executive Officer and Chief Financial Officer of the Company hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that based on their knowledge and belief: (1) the Form 10-KSB for the year ended December 31, 2005 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and (2) the information contained in the Form 10-KSB for the year ended December 31, 2005 fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods presented.

/s/ Thomas W. Winfree
Thomas W. Winfree
Chief Executive Officer

March 20, 2006
Date

/s/ C. Harril Whitehurst, Jr.
C. Harril Whitehurst, Jr.
Chief Financial Officer

March 20, 2006
Date

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Village Bank and Trust Financial Corp.

Board of Directors

Craig D. Bell
Chairman
Partner, McGuire Woods, LLP

Donald J. Balzer, Jr.
Vice Chairman
Chairman of the Board, Balzer & Associates, Inc.

Thomas W. Winfree
President and Chief Executive Officer, Village Bank

Raymond T. Avery, III
President, Emerald Homes

William B. Chandler
Vice President, Manchester Industries, Inc.

R. Calvert Esleeck, Jr.
President, Murray & Esleeck, P.C.

Dean T. Patrick
President, Patrick Construction

Michael L. Toalson
Executive Vice President, Home Builders Association of Virginia

George R. Whittemore
Consultant, Humphrey Hospitality Trust, Inc.

Executive Officers

Thomas W. Winfree
President and Chief Executive Officer

C. Harril Whitehurst, Jr.
Senior Vice President and Chief Financial Officer

Raymond E. "Buddy" Sanders
Senior Vice President

Village Bank

Executive Officers

Thomas W. Winfree
President and Chief Executive Officer

C. Harril Whitehurst, Jr.
Senior Vice President and Chief Financial Officer

Raymond E. "Buddy" Sanders
Senior Vice President and Chief Operating Officer

Jack M. Robeson, Jr.
Senior Vice President, Lending

Dennis J. Falk
Senior Vice President, Lending and Administration

L. Anthony Bottoms, III
Senior Vice President

Village Bank

Officers

Eric M. Bensen
Assistant Vice President, Credit Analyst

K B Brown
Assistant Vice President and Controller

Mark B. Campanale
Assistant Vice President, Director of Marketing

Diane C. Canada
Vice President, Lending

Darryl Coleman
Assistant Vice President, Business Development Officer

Gary N. Crutchfield
Vice President, Lending

David G. Fahy
Vice President, Residential Construction Loan Manager

James L. Garwood, Jr.
Vice President, Commercial Lending

Deborah M. Golding
Assistant Vice President/Assistant Corporate Secretary

Brian K. Grizzard
Vice President, Lending

Dawn T. Grosik
Assistant Vice President, Business Development Officer

Gail F. Hubbard
Vice President, Commercial Lending

Charissa L. Johnson
Assistant Vice President, Business Development Officer

Vivian M. Kelly
Assistant Vice President, Business Development Officer

Joseph F. Markley, II
Vice President, Lending

Dorothy "Dot" J. McCool
Assistant Vice President, Business Development Officer

Dana L. Merkel
Vice President, Area Retail Manager

Robert D. Murphy, Jr.
Assistant Vice President, Compliance and Security Officer

Kathy J. Naworal
Assistant Vice President, Credit Policy Officer

Jane S. Preston
Assistant Vice President, Human Resources

Robert R. Staples
Vice President, Director of Human Resources

Joetta "Jo" B. Sutphin
Vice President, Operations Manager

Mary A. Szulczewski
Vice President, Loan Administration Manager

Susan E. Wilhelm
Assistant Vice President, Business Development Officer

Village Bank

Associates

Andrea L. Allbee
Staff Accountant

Annemarie Baker
Corporate Receptionist

B. Benjamin Baker
Credit Analyst

Nikki L. Blakemore
Teller Supervisor

Donna G. Blankenship
Retailer Trainer

Sonya L. Conner
Head Teller

Emily K. Cox
Residential Construction Intern

Angela N. Davis
Customer Service Representative

Ginny A. Dickenson
Teller

Michelle K. Dodd
Teller/Customer Service Representative

James W. Dougherty
Loan Specialist

Sarah L. Escobar
Teller/Customer Service Representative

Winnie L. Ettare
Head Teller

Sean M. Farley
Utility Teller/Customer Service Representation

Emily K. Fiscus
Credit Analyst

Sandra R. Gee
Relationship Banker/ Assistant Manager

Vicki M. Goodman
Customer Service Representative

Annette D. Harrison
Teller/Customer Service Representative

Evelyn "Eve" M. Hopper
Loan Review and Servicing Specialist

Kelly M. Hughes
Teller

Kelly J. Jennings
Teller/CSR

F. Leon Jessup
Courier

Charity W. Jimenez
Teller/Customer Service Representative

Amanda Jones
Construction Lending Operations Manager

Dawood A. Khan
Staff Accountant

C. Wayne Kinney
Maintenance Coordinator

Lynn Catlett-Leffel
Operations Specialist

Wendy N. Lucas
Loan Specialist

Elizabeth F. Lyle
Lead Teller/Customer Service Representative

Louise A. Maziarz
Customer Service Representative

Kendall P. McGee
Loan Assistant

Dickie L. Murray
Courier

Lauri M. Nester
Customer Service Representative/Teller

Jodi M. Parker
Construction Draw Administrator

Betty J. Pope
Relationship Banker/ Assistant Manager

Pamela "Pam" S. Rubinos
Teller Supervisor/Customer Service Representative

Deborah A. Smith
Teller Supervisor/Customer Service Representative

Darlene L. Stevens
Relationship Banker/ Assistant Manager

Kimberly J. Stromberg
Loan Specialist

Sarah Sutphin
Loan Clerk

Eric A. Tusing
Junior Credit Policy Officer

Francine "Frankie" M. Ulrich
Loan Specialist

Shawn Vattelana
Teller

Angela L. Waite
Accounting Clerk

Ann H. Whipp
Operations Specialist

Elizabeth "Liz" A. Winegar
Teller

Martha Wooten
Relationship Banker/Assistant Manager

Village Financial Services

Executive Officers

Thomas W. Winfree
President and Chief Executive Officer

C. Harril Whitehurst, Jr.
Vice President/Treasurer

Village Bank Mortgage Corporation

Officers

L. Anthony Bottoms, III
President and Chief Executive Officer

Thomas A. Gill
Senior Vice President

Robert M. Arthur, Jr.
Senior Vice President

Steven E. Davis
Vice President

Lisa A. Kurtz
Vice President

Marianne B. Stout
Vice President

Ruth A. Hipp
Vice President

Susan R. Miller
Assistant Vice President

Becky H. Tinsley
Assistant Vice President

Ambrose G. Winfree
Vice President

Associates

Katherine E. Agena
Branch Production Assistant

Jeanet A. Alysworth
Senior Loan Officer

Lorey E. Bowles
Senior Loan Processor

Robin L. Buskey
Loan Officer

John F. Byrne
Loan Officer

Linda G. Clark
Shipper

Lisa H. Cline
Post Closer

Lisa S. Collins
Secondary Marketing Assistant

Melinda C. Dressler
Senior Loan Closer

Lorraine A. Flanagan
Senior Loan Officer

Tracey D. Gerow
Loan Officer

Deborah W. Giambanco
Loan Officer

Donna M. Grandy
Loan Officer

Thomas R. Keller
Loan Officer

John N. King
Loan Officer

Michelle L. Lloyd
Shipper

Benjamin M. Morrison
Loan Officer

Michelle M. Shiflett
Senior Loan Processor

Monica R. Tinsley
Post Closer

Village Bank

Proudly presents its Business Development Board

Boyd T. Allison, Jr.
Chairman

Chris Andreano

Thomas R. Balzer

Harry S. Bawa

Thomas Beasley

Greg M. Beuerle

F. Blake Cox, Jr.

David Crawford

Brad Currin

James V. Daniels

Jane M. Eliades

Kent E. Engelke

William B. Farrar, IV

Henry A. Frostick

Geraldine L. Gallagher

Marc Galt

James C. Giles

L.W. Houston

Cleveland G. Humphrey, Jr.

Russell E. Jones

Samuel J. Kaufman

H.A. "Bud" Keever

R. J. Leipertz, Jr.

Bill Levitt

Keith B. Marcus

Alexander G.B. Massie

Michael G. Miller

John H. Miller, III

Chris Mueller

Anne Nuckols

Dennis M. O'Toole

Betty Pierce

Randy Powers

Terry M. Ragsdale

Warren G. Ragsdale

William W. Raymond

Robert C. Schrum, Jr.

Navin D. Sheth

William S. Sivels, Jr.

Samuel F. Stone, Jr.

David V. Sussman

Robert Thomas

A. J. "Tony" Vanderburg

Stanley M. Vickhouse

Maxine Wilkinson

Jack L. Williams

Ray A. Williams

Henry J. Zirkle

Village Bank Branch Locations

Brandermill
13521 Waterford Place
(804) 763-4700

Chester
4221 West Hundred Road
(804) 748-2400

Corporate Office
1231 Alverser Drive
(804) 897-3900

Clover Hill
6736 Southshore Drive
(804) 639-0020

Midlothian
13531 Midlothian Turnpike
(804) 897-6000

Courthouse
6551 Centralia Road
(804) 751-9880

Robious at The Belvedere
11450 Robious Road
(804) 272-8200

Willow Lawn
1650 Willow Lawn Drive
(Opening May 2006)

Powhatan at South Creek
1793 South Creek One
(Opening Fall 2006)

Forest Office Park
Three Chopt Road
(Opening Winter 2006)


64
Powhatan
Richmond
Henrico
Chesterfield
95

Shareholder Information

Annual Meeting
The Annual Meeting of Shareholders will be held Tuesday, May 23, 2006 at 10:00 a.m. at the Salisbury Country Club in Midlothian, Virginia.

Common Stock
Our Common Stock is quoted on the NASDAQ Capital Market where our symbol is VBFC (Cusip #92705T 10 1)

Independent Certified Public Accountants
BDO Seidman, LLP
Richmond, Virginia

Transfer Agent
Shareholders requiring information on stock transfer requirements, lost certificates and other shareholder matters should contact our transfer agent:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey
07016-3572
(800) 368-5948
e-mail: info@rtco.com
web site: www.rtco.com





At the heart of our brand is people and at the core of our business is community.

Village Bank and its people are committed to dedicating time, money and effort into positively building our local community.

God Bless America.

